SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Sequoia Residential Funding, Inc.
(Exact Name of Registrant as Specified in Charter)

00001176320
(Registrant CIK Number)

Form 8-K for June 28, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-115296
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

111220
Sequoia 2004-6
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on June __, 2004

SEQUOIA RESIDENTIAL FUNDING , INC.

By: ______________________________

Name: John H. Isbrandtsen

Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SEQUOIA RESIDENTIAL FUNDING, INC.

Sequoia Mortgage Trust 2004-6

111220
Sequoia 2004-6
Form SE (Computational Materials)

Computational Materials

$910,662,000 (Approximately)

Offered Certificates

Sequoia Mortgage Trust Series 2004-6

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer and Custodian

June 9, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management

Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Tom Saywell	(212) 449-2122
Alan Chan	(212) 449-8140
Fred Hubert	(212) 449-5071
Alice Chang	(212) 449-1701
Sonia Lee	(212) 449-5067
Amanda de Zutter	(212) 449-0425

Trading

Scott Soltas	(212) 449-3659
Charles Sorrentino	(212) 449-3659

Research

Glenn Costello	(212) 449-4457

DEAL STRUCTURE SUMMARY:

SEQUOIA MORTGAGE TRUST 2004-6
Mortgage Pass-Through Certificates
$910,662,000 (Approximate, Subject to Final Collateral)
Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Balance [1]	WAL (Yrs) (Call/Mat)[2]	Pymt Window (Months) (Call/Mat)[2]	Certificate Interest Rates	Tranche Type	Expected Rtgs S&P/Moody's/[Fitch]
A-1	$300,000,000	3.86/4.20	1 – 120 / 1 – 360	WAC PT [3]	Senior	AAA/Aaa/[AAA]
A-2	$285,687,000	3.86/4.20	1 – 120 / 1 – 360	Floater [4]	Senior	AAA/Aaa/[AAA]
A-3	$300,000,000	3.86/4.20	1 – 120 / 1 – 360	Floater [5]	Senior	AAA/Aaa/[AAA]
X-A	$585,687,000 [7], [8]	NA	NA	Interest Only	Notional/Senior	AAA/Aaa/[AAA]
X-B	$24,975,000 [7], [9]	Information Not Provided Hereby			Senior	AAA/Aaa/[AAA]
A-R	$100	Information Not Provided Hereby			Residual	AAA/Aaa/[AAA]
B-1	$15,725,000	6.62/7.34	39 – 120 / 39 – 360	Floater [6]	Subordinate	AA/Aa2/[AA]
B-2	$9,250,000	6.62/7.34	39 – 120 / 39 – 360	Floater [6]	Subordinate	A/A2/[A]
B-3	$5,550,000	Information Not Provided Hereby			Subordinate	BBB/Baa2/[BBB]
B-4	$2,313,000	Information Not Provided Hereby			Subordinate	BB/Ba2/[BB]
B-5	$2,313,000	Information Not Provided Hereby			Subordinate	B/B2/[B]
B-6	$4,162,000	Information Not Provided Hereby			Subordinate	NR/NR/NR
Total	$925,000,100					

(1) Distributions on the Class A-1 Certificates will be primarily derived from six-month LIBOR adjustable rate mortgage loans ("Group 1 Mortgage Loans", as described herein). Distributions on the Class A-2 Certificates will be primarily derived from one-month and six-month LIBOR adjustable rate mortgage loans ("Group 2 Mortgage Loans", as described herein). Distributions on the Class A-3 Certificates will be primarily derived from six-month LIBOR adjustable rate mortgage loans ("Group 3 Mortgage Loans", as described herein). Distributions on the Subordinate Certificates will be derived from all Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.

(2) The WAL and Payment Windows to Call for the Class A-1, Class A-2, Class A-3, Class B-1 and Class B-2 Certificates are shown to the Clean-Up Call Date at pricing speed of 20% CPR. The WAL and Payment Windows to Maturity for the Class A-1, Class A-2, Class A-3, Class B-1 and Class B-2 Certificates are shown at pricing speed of 20% CPR (as described herein).

(3) The Class A-1 Certificates will have an interest rate equal to the weighted average of the net interest rates on the Group 1 Mortgage Loans.

(4) The Class A-2 Certificates will initially have an interest rate equal to the least of (i) One-Month LIBOR plus [ ] bps (which margin doubles on the first distribution date after the Clean-Up Call Date (as described herein)), (ii) the Group 2 Net WAC (as described herein) and (iii) 11.50%.

(5) The Class A-3 Certificates will initially have an interest rate equal to the least of (i) Six-Month LIBOR plus [ ] bps (which margin doubles on the first distribution date after the Clean-Up Call Date (as described herein)), (ii) the Group 3 Net WAC (as described herein) and (iii) 11.50%. In the case of the Class A-3 Certificates, Six-Month LIBOR will reset every 6 months beginning with the first Distribution Date in July 2004.

(6) The Class B-1 and Class B-2 Certificates will initially have an interest rate equal to the least of (i) one-month LIBOR plus [ ] bps (which margin is multiplied by [1.5] on the first distribution date after the Clean-Up Call Date (as described herein)), (ii) the Subordinate Net WAC and (iii) 11.50%.

(7) Balances shown with respect to the Class X-A and Class X-B Certificates are notional balances. Such classes are interest-only certificates and will not be entitled to distributions of principal.

(8) The balance shown is the combined initial notional amount of the two components that make up the Class X-A certificates. Such class is interest-only and will not be entitled to distributions of principal. Interest will accrue on the Class X-A Certificates as described in the Prospectus Supplement.

(9) The balance shown is the combined initial notional amount of the two components that make up the Class X-B certificates. Such class is interest-only and will not be entitled to distributions of principal. Interest will accrue on the Class X-B Certificates as described in the Prospectus Supplement.

Depositor:	Sequoia Residential Funding, Inc.
Joint Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated
Co-Managers:	Banc of America Securities LLC, Countrywide Securities Corporation and Greenwich Capital Markets, Inc.
Master Servicer:	Wells Fargo Bank, N.A.
Trustee:	HSBC Bank USA.
Custodian:	Wells Fargo Bank, N.A.
Rating Agencies:	S&P, Moody's and [Fitch] will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 4 of this Preliminary Term Sheet.
Statistical Cut-off Date:	May 1, 2004.
Cut-off Date:	June 1, 2004.
Pricing Date:	On or about June [10], 2004.
Closing Date:	On or about June 29, 2004.
Distribution Dates:	The 20th day of each month (or if not a business day, the next succeeding business day), commencing in July 2004.
Certificates:	The "Senior Certificates" will consist of the Class A-1 Class A-2 and Class A-3 (together, the "Class A Certificates"), the Class X-A and Class X-B (together, the "Class X Certificates") and Class A-R Certificates. The "Subordinate Certificates" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "Certificates".
Offered Certificates:	Only the Class A-1, Class A-2, Class A-3, Class X-A, Class X-B, Class B-1, Class B-2 and Class B-3 Certificates (collectively, the "Publicly Offered Certificates") are being offered publicly. The Class A-1, Class A-2, Class A-3, Class X-A, Class B-1 and Class B-2 Certificates are being offered hereby.
Accrued Interest:	The Class A-1 and Class X-A Certificates will settle with accrued interest. The Class A-2, Class A-3, Class B-1 and Class B-2 Certificates will settle flat.
Accrual Period:	The interest accrual period (the "Accrual Period") with respect to the Class A-2, Class A-3, Class B-1 and Class B-2 Certificates for each Distribution Date will be the period beginning on the 20th day of the month prior to such Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the 19th day of the month of such Distribution Date on a 30/360 basis. The interest accrual period for the

	Class A-1 and Class X-A Certificates for each Distribution Date will be the calendar month immediately preceding the month in which the Distribution Date occurs on a 30/360 basis.
Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and the Euroclear system.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests along with rights under interest rate cap agreements held outside the REMIC for tax purposes.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Senior Certificates (other than the Class A-R Certificates) and the Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Clean-Up Call:	The terms of the transaction allow for an optional termination of the trust and retirement of the Certificates on the date (the "Clean-Up Call Date") on which the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced to a prepayment speed of 20% CPR.
Mortgage Loans:	The trust will consist of 3 groups of approximately 2,835 adjustable rate, prime quality mortgage loans secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the pool of approximately $925,003,025 aggregate principal balance of Mortgage Loans as the Statistical Cut-off Date. Approximately 14.87% and 85.13% of the Mortgage Loans are one-month LIBOR indexed and six-month LIBOR indexed Mortgage Loans, respectively.
Group 1 Mortgage Loans:	As the Statistical Cut-off Date, the Group 1 Mortgage Loans have an aggregate principal balance of approximately $313,316,960, which equals approximately 33.87% of the Mortgage Loans. All of the Group 1 Mortgage Loans are six-month LIBOR indexed Mortgage Loans. The Group 1 Mortgage Loans are scheduled to pay interest only for the first 5 or 10 years. After such 5-year or 10-year interest-only term, the Mortgage Loans are scheduled to amortize on a 25-year, 20-year or 15-year fully amortizing basis.
Group 2 Mortgage Loans:	As of the Statistical Cut-off Date, the Group 2 Mortgage Loans have an aggregate principal balance of approximately $298,369,550, which equals approximately

32.26% of the Mortgage Loans.

Approximately 46.09% and 53.91% of the Group 2 Mortgage Loans are one-month and six-month LIBOR indexed Mortgage Loans, respectively. The Group 2 Mortgage Loans are scheduled to pay interest only for the first 5 or 10 years, except for one mortgage loan that pays principal and interest for 30 years. After such 5-year or 10-year interest-only term, the Mortgage Loans are scheduled to amortize on a 25-year, 20-year or 15-year fully amortizing basis.

Group 3 Mortgage Loans: As of the Statistical Cut-off Date, the Group 3 Mortgage Loans have an aggregate principal balance of approximately $313,316,514, which equals approximately 33.87% of the Mortgage Loans

All of the Group 3 Mortgage Loans are six-month LIBOR indexed Mortgage Loans. The Group 3 Mortgage Loans are scheduled to pay interest only for the first 5 or 10 years. After such 5-year or 10-year interest-only term, the Mortgage Loans are scheduled to amortize on a 25-year, 20-year or 15-year fully amortizing basis.

Group Subordinate Amount: For any Distribution Date and for each Group, the excess of the aggregate of the principal balances of the Mortgage Loans in such Group at the beginning of the related collection period over the Principal Balance of the related Class A Certificates immediately before such Distribution Date.

Delay Days: The Class A-1 and Class X-A Certificates will have 19 delay days. The Class A-2, Class A-3, Class B-1 and Class B-2 Certificates will have 0 delay days.

Net WAC Caps: In the case of the Class A-2 and Class A-3 Certificates, the weighted average of the net mortgage rates for the Mortgage Loans in the related Group; in the case of the Class B-1 and Class B-2, the weighted average of the net mortgage rates for the Mortgage Loans in all Groups, weighted on the basis of the relative Group Subordinate Amount for each Group.

The Class A-2, Class B-1 and Class B-2 Certificates will have a coupon equal to the least of (i) one-month LIBOR plus the related margin, (ii) the related Net WAC Cap and (iii) 11.50%.

The Class A-3 Certificates will have a coupon equal to the least of (i) the six-month LIBOR plus the related margin, (ii) the related Net WAC Cap and (iii) 11.50%.

If on any Distribution Date, the Certificate Interest Rate of the Class A-2 or Class A-3 Certificates is subject to the related Net WAC Cap, such Certificates become entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the related Net WAC Cap) over (b) the amount of interest received on such Certificates based on the related Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the related Net WAC Cap (together, a "Net WAC Shortfall") from amounts on deposit in the Reserve Fund. If on any Distribution Date, the Certificate Interest Rate of the Class B-1 or Class B-2 Certificates is subject to the Net WAC Cap, such Certificates will be entitled to payment of an amount equal to the excess of the (i) interest accrued at the respective Certificate Interest Rate (without giving effect to the Net WAC Cap) over (ii) the amount of interest received on such Certificates based on the Net WAC Cap, together with the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net WAC Cap) (together, a "Net WAC Shortfall") from amounts on deposit in the Reserve Fund.

Reserve Fund: As of the Closing Date, the "Reserve Fund" will be established on behalf of the Class A-2, Class A-3, Class B-1 and Class B-2 Certificates (together, the "LIBOR Certificates"). The Reserve Fund will be funded with any excess interest available as described in "Certificates Priority of Distributions" herein. The Reserve Fund will not be an asset of the REMIC. On any Distribution Date, the LIBOR Certificates will be entitled to receive payments from the Reserve Fund in an amount equal to the related Net WAC Shortfall amount for such Distribution Date, if any. Any amounts remaining in the Reserve Fund after such distribution will be distributed to the related Class X Certificates.

Credit Enhancement: Senior/subordinate, shifting interest structure.

Certificates	S&P/Moody's/[Fitch]	Bond Sizes*	Initial Subordination*
Senior Certificates	AAA/Aaa/[AAA]	95.75%	4.25%
Class B-1	AA/Aa2/[AA]	1.70%	2.55%
Class B-2	A/A2/[A]	1.00%	1.55%

*Preliminary and subject to revision.

Shifting Interest: Until the first Distribution Date occurring on or after July 2014, the Subordinate Certificates will be locked out from receipt of all scheduled and unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of principal prepayments. There is no scheduled principal due on certain of the Mortgage Loans for the first five years and for other Mortgage Loans for the first ten years following origination.

The prepayment percentages on the Subordinate Certificates are as follows:

July 2004 - June 2014	0% Pro Rata Share
July 2014 - June 2015	30% Pro Rata Share
July 2015 - June 2016	40% Pro Rata Share
July 2016 - June 2017	60% Pro Rata Share
July 2017 - June 2018	80% Pro Rata Share
July 2018 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates reaches twice the initial subordination, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and Subordinate Certificates (subject to performance triggers). However, if the credit enhancement provided by the Subordinate Certificates has reached twice the initial subordination prior to the Distribution Date in July 2007 (subject to performance triggers), then the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage for a group (aggregate principal balance of the related class of Class A Certificates, divided by the aggregate principal balance of the Mortgage Loans in that group) exceeds the initial senior percentage for such group (aggregate principal balance of the related Class of Class A Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans in that group as of the Cut-off date), the related class of Class A Certificates will receive all principal prepayments from the Mortgage Loans in that group regardless of any prepayment percentages as described above.

Allocation of Realized Losses:

Any realized losses, on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their alpha numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *thereafter*, to the related Class A Certificates, pro rata, in reduction of their respective certificate principal balances.

Certificates' Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A and Class A-R Certificates, accrued and unpaid interest at the related Certificate Interest Rate, from the related Mortgage Loans; provided that, to the extent of any Net WAC Shortfall amount for such Distribution Date with respect to each of the LIBOR certificates, the amount of interest otherwise distributable to the related Class X Certificates shall be deposited in the Reserve Fund.
2) Class A-R Certificates, principal allocable to such class.
3) Concurrently to the Class A Certificates:
   Class A-1, Class A-2, and Class A-3 Certificates, generally based on principal collected on the related Mortgage Loans, until their respective class principal amounts are reduced to zero.*
4) Class B-1 Certificates, accrued and unpaid interest at the related Certificate Interest Rate.
5) Class B-1 Certificates, principal allocable to such class.
6) Class B-2 Certificates, accrued and unpaid interest at the related Certificate Interest Rate.
7) Class B-2 Certificates, principal allocable to such class.
8) Class A-2 and Class A-3 Certificates, the related Net WAC Shortfall amount, from the Reserve Fund.
9) Class B-1 Certificates, the related Net WAC Shortfall Amount, from the Reserve

Fund.

10) Class B-2 Certificates, the related Net WAC Shortfall Amount, from the Reserve Fund.
11) Class X Certificates, the excess amounts related to each Class X Certificate, from the Reserve Fund.
12) Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and the respective shares of principal allocable to such classes.
13) Class A-R Certificate, any remaining amount.

* *In certain limited circumstances described in the prospectus supplement, Senior Certificates may receive principal from an unrelated Mortgage Loan group, to the extent not received from the related Mortgage Loan group.*

Group 2 Net WAC Cap Schedule for Class A-2
Group 3 Net WAC Cap Schedule for Class A-3
Subordinate Net WAC Cap Schedule for Class B-1 and Class B-2

Assumptions:
20% CPR
Hard Cap: 11.50%
To Call
Initial 1 Month LIBOR: 1.17%
Initial 6 Month LIBOR: 1.71%

Assumed Mortgage Loan Characteristics

Mortgage Pool	Loan Type	Principal Balance($)	Current Mortgage Rate(%)	Current Net Mortgage Rate(%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Remaining Interest-Only Term (Months)	Gross Margin(%)	Minimum Mortgage Rate(%)	Maximum Mortgage Rate(%)	Next Rate Adjustment Date (Months)	Periodic Rate Cap(%)
1	Six-Month LIBOR	192,697,512.46	3.17971	2.79821	360	360	60	1.89850	1.89850	12.00000	6	NA
1	Six-Month LIBOR	120,618,518.87	3.16271	2.77676	317	317	120	1.84546	1.84546	12.01408	6	NA
2	One-Month LIBOR	140,560.11	4.62500	4.24350	360	357	0	2.37500	2.37500	11.62500	1	1.00000
2	One-Month LIBOR	64,316,802.98	2.96382	2.58232	360	360	60	1.83366	1.83366	12.00000	1	NA
2	One-Month LIBOR	73,070,338.22	2.84344	2.45806	317	316	119	1.71647	1.71647	11.96905	2	NA
2	Six-Month LIBOR	106,328,370.73	3.14211	2.76061	360	360	60	1.88463	1.88463	12.00000	6	NA
2	Six-Month LIBOR	54,512,069.74	3.20935	2.81325	321	320	120	1.87752	1.87752	11.95976	6	NA
3	Six-Month LIBOR	200,627,243.67	3.14603	2.76453	360	360	60	1.86571	1.86571	12.00000	6	NA
3	Six-Month LIBOR	112,688,683.22	3.19784	2.81246	321	321	119	1.87893	1.87893	12.01866	6	NA

The Group 2 Net WAC Cap, Group 3 Net WAC Cap, and Subordinate Net WAC Cap are calculated using the above noted assumptions. In addition, 1 Month LIBOR and 6 Month LIBOR each increase to 20% after the first period.

Distribution Period	Group 2 Net WAC Cap	Group 3 Net WAC Cap	Subordinated Net WAC Cap
1	2.66%	2.78%	2.74%
2	4.61%	2.78%	3.37%
3	6.84%	2.78%	4.09%
4	6.84%	2.78%	4.09%
5	6.84%	2.78%	4.09%
6	6.84%	2.78%	4.09%
7 and after	11.60%	11.62%	11.62%

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

TOTAL CURRENT BALANCE	$925,003,025		
NUMBER OF LOANS	2,835		
		Minimum	**Maximum**
AVG CURRENT BALANCE	$326,279.73	$42,000.00	$2,641,641.00
AVG ORIGINAL BALANCE	$326,358.32	$42,000.00	$2,641,641.00
WAVG LOAN RATE	3.128%	2.375%	4.625%
WAVG EXPENSE FEE(1)	0.382%	0.382%	1.007%
WAVG NET LOAN RATE	2.745%	1.994%	4.244%
WAVG GROSS MARGIN	1.860%	1.250%	3.625%
WAVG MAXIMUM LOAN RATE	11.999%	8.375%	15.750%
WAVG ORIGINAL LTV	70.52%	12.33%	100.00%
WAVG EFFECTIVE LTV(2)	69.92%	9.80%	95.00%
WAVG CREDIT SCORE	731	576	822
WAVG ORIGINAL TERM	344 months	300 months	360 months
WAVG REMAINING TERM	344 months	273 months	360 months
WAV SEASONING	0 months	0 months	27 months
WAVG NEXT RATE RESET	5 months	1 months	7 months
WAVG RATE ADJ FREQ	5 months	1 months	6 months
WAVG FIRST RATE ADJ FREQ	5 months	1 months	6 months
WAVG IO ORIGNAL TERM (3)	83 months	60 months	120 months
WAVG IO REMAINING TERM (3)	83 months	41 months	120 months
TOP STATE CONCENTRATIONS($)	CA(28.59%),FL(10.30%),AZ(5.88%),GA(4.58%),CO(4.22%)		
MAXIMUM ZIP CODE CONCENTRATION($)	32137(0.56%)		
FIRST PAY DATE		03/01/02	07/01/04
RATE CHANGE DATE		06/01/04	12/01/04
MATURITY DATE		02/01/27	06/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.

(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

(3) Interest-Only Loans only.

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 M LIBOR	370	$137,528,350.57	14.87%
6 M LIBOR	2,465	787,474,674.17	85.13
Total:	2,835	$925,003,024.74	100.00%

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	2,835	$925,003,024.74	100.00%
Total:	2,835	$925,003,024.74	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
42,000.00 to 100,000.00	179	$14,293,625.05	1.55%
100,000.01 to 200,000.00	909	136,308,999.56	14.74
200,000.01 to 300,000.00	586	146,266,181.64	15.81
300,000.01 to 400,000.00	415	145,957,372.63	15.78
400,000.01 to 500,000.00	269	121,908,735.83	13.18
500,000.01 to 600,000.00	179	99,265,956.95	10.73
600,000.01 to 700,000.00	127	81,905,776.37	8.85
700,000.01 to 800,000.00	55	41,562,436.71	4.49
800,000.01 to 900,000.00	20	17,086,950.00	1.85
900,000.01 to 1,000,000.00	51	49,710,107.82	5.37
1,000,000.01 to 1,500,000.00	23	29,773,050.00	3.22
1,500,000.01 to 2,000,000.00	20	35,822,191.18	3.87
2,000,000.01 to 2,500,000.00	1	2,500,000.00	0.27
2,500,000.01 to 2,641,641.00	1	2,641,641.00	0.29
Total:	2,835	$925,003,024.74	100.00%

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.375 to 2.500	34	$9,979,192.20	1.08%
2.501 to 2.750	331	119,775,144.59	12.95
2.751 to 3.000	710	238,424,544.86	25.78
3.001 to 3.250	1,021	330,778,351.80	35.76
3.251 to 3.500	587	179,528,293.29	19.41
3.501 to 3.750	136	43,493,735.35	4.70
3.751 to 4.000	8	1,528,779.53	0.17
4.001 to 4.250	4	739,350.00	0.08
4.251 to 4.500	3	615,072.35	0.07
4.501 to 4.624	1	140,560.77	0.02
Total:	2,835	$925,003,024.74	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.250	34	$9,801,900.00	1.06%
1.375	57	18,313,836.03	1.98
1.500	212	77,069,600.88	8.33
1.625	574	191,776,358.37	20.73
1.750	345	106,072,843.23	11.47
1.875	529	165,254,465.93	17.87
1.880	1	138,600.00	0.01
2.000	456	162,063,473.46	17.52
2.125	220	70,733,053.70	7.65
2.250	304	96,874,950.93	10.47
2.375	24	5,713,922.70	0.62
2.500	63	18,253,438.37	1.97
2.625	3	629,629.26	0.07
2.750	1	246,545.00	0.03
2.875	2	300,484.53	0.03
3.000	2	487,900.00	0.05
3.125	1	247,500.00	0.03
3.250	2	455,857.64	0.05
3.375	3	333,314.71	0.04
3.625	2	235,350.00	0.03
Total:	2,835	$925,003,024.74	100.00%

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300	624	$246,736,785.89	26.67%
360	2,211	678,266,238.85	73.33
Total:	**2,835**	**$925,003,024.74**	**100.00%**

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
273 to 276	1	$121,902.95	0.01%
283 to 288	1	215,400.80	0.02
295 to 300	622	246,399,482.14	26.64
337 to 342	1	353,218.58	0.04
343 to 348	1	269,839.14	0.03
349 to 354	16	4,799,822.26	0.52
355 to 360	2,193	672,843,358.87	72.74
Total:	**2,835**	**$925,003,024.74**	**100.00%**

IO REMAINING TERM (Months) [1]	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
41 to 42	1	$353,218.58	0.04%
43 to 48	1	269,839.14	0.03
49 to 54	15	4,516,792.26	0.49
55 to 60	1,802	558,831,832.82	60.42
91 to 96	1	121,902.95	0.01
103 to 108	1	215,400.80	0.02
109 to 114	1	283,030.00	0.03
115 to 120	1,012	360,270,447.42	38.95
Total:	**2,834**	**$924,862,463.97**	**100.00%**

[1] Interest-Only Loans only.

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	1,955	$688,695,042.81	74.45%
36	880	236,307,981.93	25.55
Total:	**2,835**	**$925,003,024.74**	**100.00%**

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
June 2004	222	$78,435,360.59	8.48%
July 2004	174	65,933,890.46	7.13
August 2004	58	15,325,496.57	1.66
September 2004	102	33,165,451.30	3.59
October 2004	249	77,972,086.05	8.43
November 2004	1,024	325,603,169.67	35.20
December 2004	1,006	328,567,570.10	35.52
Total:	**2,835**	**$925,003,024.74**	**100.00%**

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

EFFECTIVE LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.33 to 20.00	14	$2,795,899.31	0.30%
20.01 to 30.00	31	8,660,743.78	0.94
30.01 to 40.00	67	19,404,953.26	2.10
40.01 to 50.00	142	44,177,157.20	4.78
50.01 to 60.00	253	102,273,051.12	11.06
60.01 to 65.00	196	70,153,873.64	7.58
65.01 to 70.00	354	129,194,293.76	13.97
70.01 to 75.00	496	171,849,346.52	18.58
75.01 to 80.00	1061	324,386,074.77	35.07
80.01 to 85.00	28	4,286,817.43	0.46
85.01 to 90.00	81	18,464,778.15	2.00
90.01 to 95.00	75	13,147,009.80	1.42
95.01 to 100.00	37	16,209,026.00	1.75
Total:	**2,835**	**$925,003,024.74**	**100.00%**

EFFECTIVE LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.80 to 10.00	1	$150,773.00	0.02%
10.01 to 20.00	14	2,795,899.31	0.30
20.01 to 30.00	34	9,195,742.78	0.99
30.01 to 40.00	67	19,404,953.26	2.10
40.01 to 50.00	143	44,442,257.20	4.80
50.01 to 60.00	256	103,263,191.12	11.16
60.01 to 65.00	196	70,153,873.64	7.58
65.01 to 70.00	387	144,660,307.76	15.64
70.01 to 75.00	497	172,474,346.52	18.65
75.01 to 80.00	1061	324,386,074.77	35.07
80.01 to 85.00	28	4,286,817.43	0.46
85.01 to 90.00	79	17,427,778.15	1.88
90.01 to 95.00	72	12,361,009.80	1.34
Total:	**2,835**	**$925,003,024.74**	**100.00%**

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	2	$1,640,000.00	0.18%
576 to 579	1	154,000.00	0.02
580 to 599	3	1,835,769.72	0.20
600 to 619	3	771,100.00	0.08
620 to 639	26	7,274,624.39	0.79
640 to 659	105	31,251,007.69	3.38
660 to 679	243	76,502,250.26	8.27
680 to 699	366	128,643,228.02	13.91
700 to 719	373	124,664,719.49	13.48
720 to 739	388	127,956,268.54	13.83
740 to 759	445	149,881,565.00	16.20
760 to 779	474	149,961,771.51	16.21
780 to 799	317	101,057,557.39	10.93
800 to 819	88	22,694,662.73	2.45
820 to 822	1	714,500.00	0.08
Total:	2,835	$925,003,024.74	100.00%

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only	2,834	$924,862,463.97	99.98%
Principal and Interest	1	140,560.77	0.02
Total:	2,835	$925,003,024.74	100.00%

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,697	$487,467,437.57	52.70%
Limited Documentation	605	245,571,199.25	26.55
Alternative Documentation	260	103,480,003.99	11.19
Lite Documentation	241	79,619,602.36	8.61
No Ratio	21	4,782,120.00	0.52
Asset Verification/No Income Verification	9	2,864,661.57	0.31
Reduced Documentation	2	1,218,000.00	0.13
Total:	**2,835**	**$925,003,024.74**	**100.00%**

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,550	$836,892,050.05	90.47%
Second Home	208	71,384,460.85	7.72
Investment	77	16,726,513.84	1.81
Total:	**2,835**	**$925,003,024.74**	**100.00%**

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	1,774	$584,752,475.27	63.22%
Planned Unit Development	806	263,954,825.68	28.54
Condominium	231	67,138,073.79	7.26
Two-to-Four Family	20	7,128,300.00	0.77
Cooperative	3	1,429,350.00	0.15
Townhouse	1	600,000.00	0.06
Total:	**2,835**	**$925,003,024.74**	**100.00%**

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Rate Term	1,175	$338,190,407.04	36.56%
Purchase	863	316,018,368.91	34.16
Refinance - Cashout	797	270,794,248.79	29.27
Total:	**2,835**	**$925,003,024.74**	**100.00%**

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	6	$1,143,420.00	0.12%
Alaska	1	216,000.00	0.02
Arizona	244	54,392,046.01	5.88
Arkansas	4	924,999.00	0.10
California	584	264,457,670.51	28.59
Colorado	151	39,010,011.50	4.22
Connecticut	9	7,393,841.00	0.80
Delaware	5	1,598,964.99	0.17
District of Columbia	2	588,800.00	0.06
Florida	273	95,304,990.24	10.30
Georgia	146	42,366,767.75	4.58
Hawaii	12	6,543,730.00	0.71
Idaho	5	1,309,584.52	0.14
Illinois	64	25,771,806.60	2.79
Indiana	11	2,972,853.84	0.32
Iowa	2	658,600.00	0.07
Kansas	19	4,484,704.98	0.48
Kentucky	23	5,489,969.83	0.59
Louisiana	8	1,755,198.00	0.19
Maine	5	1,060,320.00	0.11
Maryland	72	25,813,227.04	2.79
Massachusetts	60	27,293,003.59	2.95
Michigan	57	16,292,663.20	1.76
Minnesota	39	11,679,284.84	1.26
Mississippi	1	133,000.00	0.01
Missouri	14	4,137,545.00	0.45
Montana	3	1,043,000.00	0.11
Nevada	67	21,699,439.95	2.35
New Hampshire	1	130,000.00	0.01
New Jersey	65	27,754,245.36	3.00
New Mexico	8	1,642,620.00	0.18
New York	44	20,434,017.16	2.21
North Carolina	90	25,086,368.73	2.71
Ohio	230	38,883,498.08	4.20
Oklahoma	8	1,536,200.00	0.17
Oregon	30	7,765,750.75	0.84
Pennsylvania	54	16,562,343.10	1.79
Rhode Island	3	874,400.00	0.09
South Carolina	36	11,586,589.58	1.25
South Dakota	1	75,000.00	0.01
Tennessee	29	6,156,092.79	0.67
Texas	120	29,503,140.42	3.19
Utah	37	7,867,737.69	0.85
Virginia	103	32,316,073.43	3.49
Washington	80	28,753,955.27	3.11
West Virginia	1	357,749.99	0.04
Wisconsin	7	2,017,800.00	0.22
Wyoming	1	164,000.00	0.02
Total:	**2,835**	**$925,003,024.74**	**100.00%**

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

		Minimum	Maximum
TOTAL CURRENT BALANCE	$313,316,960		
NUMBER OF LOANS	934		
AVG CURRENT BALANCE	$335,457.13	$47,890.00	$2,000,000.00
AVG ORIGINAL BALANCE	$335,535.12	$48,000.00	$2,000,000.00
WAVG LOAN RATE	3.173%	2.500%	4.500%
WAVG EXPENSE FEE(1)	0.382%	0.382%	0.507%
WAVG NET LOAN RATE	2.790%	2.119%	3.454%
WAVG GROSS MARGIN	1.878%	1.250%	3.250%
WAVG MAXIMUM LOAN RATE	12.005%	9.250%	15.750%
WAVG ORIGINAL LTV	70.68%	13.10%	100.00%
WAVG EFFECTIVE LTV(2)	70.04%	13.10%	95.00%
WAVG CREDIT SCORE	730	604	818
WAVG ORIGINAL TERM	343 months	300 months	360 months
WAVG REMAINING TERM	343 months	299 months	360 months
WAV SEASONING	0 months	0 months	19 months
WAVG NEXT RATE RESET	6 months	1 months	7 months
WAVG RATE ADJ FREQ	6 months	6 months	6 months
WAVG FIRST RATE ADJ FREQ	6 months	6 months	6 months
WAVG IO ORIGNAL TERM (3)	83 months	60 months	120 months
WAVG IO REMAINING TERM (3)	83 months	41 months	120 months
TOP STATE CONCENTRATIONS($)	CA(31.55%),FL(7.95%),AZ(5.86%),GA(5.74%),MA(4.54%)		
MAXIMUM ZIP CODE CONCENTRATION($)	33064(0.68%)		
FIRST PAY DATE		11/01/02	07/01/04
RATE CHANGE DATE		06/01/04	12/01/04
MATURITY DATE		04/01/29	06/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.

(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

(3) Interest-Only Loans only.

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6 M LIBOR	934	$313,316,960.39	100.00%
Total:	**934**	**$313,316,960.39**	**100.00%**

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	934	$313,316,960.39	100.00%
Total:	**934**	**$313,316,960.39**	**100.00%**

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
47,890.00 to 100,000.00	46	$3,742,561.85	1.19%
100,000.01 to 200,000.00	303	45,490,354.03	14.52
200,000.01 to 300,000.00	192	47,877,668.11	15.28
300,000.01 to 400,000.00	134	47,411,003.06	15.13
400,000.01 to 500,000.00	92	41,527,319.96	13.25
500,000.01 to 600,000.00	62	34,612,483.26	11.05
600,000.01 to 700,000.00	45	28,846,549.98	9.21
700,000.01 to 800,000.00	21	15,712,899.96	5.02
800,000.01 to 900,000.00	4	3,462,000.00	1.1
900,000.01 to 1,000,000.00	15	14,654,159.00	4.68
1,000,000.01 to 1,500,000.00	11	14,214,650.00	4.54
1,500,000.01 to 2,000,000.00	9	15,765,311.18	5.03
Total:	**934**	**$313,316,960.39**	**100.00%**

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.500 to 2.500	8	$2,138,642.49	0.68%
2.501 to 2.750	74	28,621,709.41	9.14
2.751 to 3.000	212	70,597,145.49	22.53
3.001 to 3.250	375	122,982,178.37	39.25
3.251 to 3.500	213	69,891,569.13	22.31
3.501 to 3.750	48	18,311,107.86	5.84
3.751 to 4.000	2	409,000.00	0.13
4.001 to 4.250	1	152,000.00	0.05
4.251 to 4.500	1	213,607.64	0.07
Total:	**934**	**$313,316,960.39**	**100.00%**

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.250	6	$1,546,900.00	0.49%
1.375	17	6,500,119.32	2.07
1.500	39	12,353,490.09	3.94
1.625	209	76,313,424.51	24.36
1.750	113	31,254,751.20	9.98
1.875	197	63,825,666.35	20.37
1.880	1	138,600.00	0.04
2.000	139	48,037,993.32	15.33
2.125	83	27,561,561.37	8.8
2.250	100	36,143,238.73	11.54
2.375	4	1,083,450.00	0.35
2.500	21	7,647,257.86	2.44
2.625	1	161,500.00	0.05
2.875	1	152,000.00	0.05
3.000	1	135,900.00	0.04
3.125	1	247,500.00	0.08
3.250	1	213,607.64	0.07
Total:	**934**	**$313,316,960.39**	**100.00%**

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300	194	$86,517,877.43	27.61%
360	740	226,799,082.96	72.39
Total:	**934**	**$313,316,960.39**	***100.00%***

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
299 to 300	194	$86,517,877.43	27.61%
337 to 342	1	353,218.58	0.11
343 to 348	1	269,839.14	0.09
349 to 354	5	1,360,782.62	0.43
355 to 360	733	224,815,242.62	71.75
Total:	**934**	**$313,316,960.39**	**100.00%**

IO REMAINING TERM (Months) (1)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
41 to 42	1	$353,218.58	0.11%
43 to 48	1	269,839.14	0.09
49 to 54	5	1,360,782.62	0.43
55 to 60	621	190,714,243.52	60.87
115 to 120	306	120,618,876.53	38.50
Total:	**934**	**$313,316,960.39**	**100.00%**

(1) Interest-Only Loans only.

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	627	$235,999,134.78	75.32%
36	307	77,317,825.61	24.68
Total:	**934**	**$313,316,960.39**	**100.00%**

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
June 2004	3	$892,839.14	0.28%
July 2004	6	1,280,145.61	0.41
August 2004	17	4,951,916.00	1.58
September 2004	43	14,598,862.06	4.66
October 2004	82	26,410,549.17	8.43
November 2004	406	133,923,173.31	42.74
December 2004	377	131,259,475.10	41.89
Total:	**934**	**$313,316,960.39**	**100.00%**

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
13.10 to 20.00	4	$366,100.00	0.12%
20.01 to 30.00	8	2,415,100.00	0.77
30.01 to 40.00	26	8,414,098.26	2.69
40.01 to 50.00	42	12,960,519.99	4.14
50.01 to 60.00	88	36,537,313.80	11.66
60.01 to 65.00	65	24,450,476.31	7.80
65.01 to 70.00	107	38,727,278.49	12.36
70.01 to 75.00	173	61,332,169.59	19.58
75.01 to 80.00	345	109,582,954.27	34.98
80.01 to 85.00	13	2,053,127.75	0.66
85.01 to 90.00	28	6,100,046.99	1.95
90.01 to 95.00	25	4,578,534.94	1.46
95.01 to 100.00	10	5,799,240.00	1.85
Total:	**934**	**$313,316,960.39**	**100.00%**

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

EFFECTIVE LTV (1) (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
13.10 to 20.00	4	$366,100.00	0.12%
20.01 to 30.00	9	2,676,100.00	0.85
30.01 to 40.00	26	8,414,098.26	2.69
40.01 to 50.00	42	12,960,519.99	4.14
50.01 to 60.00	89	36,767,453.80	11.73
60.01 to 65.00	65	24,450,476.31	7.80
65.01 to 70.00	117	44,776,378.49	14.29
70.01 to 75.00	173	61,332,169.59	19.58
75.01 to 80.00	345	109,582,954.27	34.98
80.01 to 85.00	13	2,053,127.75	0.66
85.01 to 90.00	27	5,713,046.99	1.82
90.01 to 95.00	24	4,224,534.94	1.35
Total:	934	$313,316,960.39	100.00%

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
604 to 619	1	$367,000.00	0.12%
620 to 639	7	2,018,150.00	0.64
640 to 659	29	10,993,453.89	3.51
660 to 679	84	23,511,085.38	7.50
680 to 699	119	44,290,662.69	14.14
700 to 719	137	46,470,072.05	14.83
720 to 739	138	47,694,919.06	15.22
740 to 759	131	45,121,230.96	14.40
760 to 779	167	56,137,918.18	17.92
780 to 799	97	31,952,792.95	10.20
800 to 818	24	4,759,675.23	1.52
Total:	934	$313,316,960.39	100.00%

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only	934	$313,316,960.39	100.00%
Total:	**934**	**$313,316,960.39**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	548	$156,005,875.82	49.79%
Limited Documentation	235	97,831,144.43	31.22
Alternative Documentation	67	29,968,303.04	9.56
Lite Documentation	71	26,078,897.10	8.32
No Ratio	8	1,696,740.00	0.54
Asset Verification/No Income Verification	4	1,066,000.00	0.34
Reduced Documentation	1	670,000.00	0.21
Total:	**934**	**$313,316,960.39**	**100.00%**

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	862	$289,449,685.40	92.38%
Second Home	58	21,485,494.99	6.86
Investment	14	2,381,780.00	0.76
Total:	**934**	**$313,316,960.39**	**100.00%**

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	606	$209,107,058.43	66.74%
Planned Unit Development	255	80,373,037.97	25.65
Condominium	67	21,473,863.99	6.85
Two-to-Four Family	4	1,463,000.00	0.47
Townhouse	1	600,000.00	0.19
Cooperative	1	300,000.00	0.10
Total:	**934**	**$313,316,960.39**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Rate Term	409	$118,190,563.65	37.72%
Purchase	277	109,062,508.74	34.81
Refinance - Cashout	248	86,063,888.00	27.47
Total:	**934**	**$313,316,960.39**	**100.00%**

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Arizona	78	$18,360,800.00	5.86%
Arkansas	2	630,000.00	0.20
California	212	98,854,157.07	31.55
Colorado	53	13,727,628.50	4.38
Connecticut	2	1,166,000.00	0.37
Delaware	2	408,621.00	0.13
District of Columbia	1	223,200.00	0.07
Florida	70	24,903,017.89	7.95
Georgia	59	17,993,999.11	5.74
Hawaii	4	985,000.00	0.31
Idaho	1	650,000.00	0.21
Illinois	16	6,436,734.58	2.05
Indiana	4	1,224,839.14	0.39
Kansas	2	723,000.00	0.23
Kentucky	7	1,680,167.18	0.54
Louisiana	1	500,000.00	0.16
Maine	2	458,400.00	0.15
Maryland	25	10,029,750.00	3.20
Massachusetts	24	14,238,585.66	4.54
Michigan	12	3,271,850.00	1.04
Minnesota	16	4,852,974.99	1.55
Missouri	6	1,026,370.00	0.33
Montana	2	465,000.00	0.15
Nevada	19	4,868,975.20	1.55
New Jersey	17	8,171,482.36	2.61
New Mexico	1	156,000.00	0.05
New York	15	8,297,999.85	2.65
North Carolina	33	11,146,887.68	3.56
Ohio	79	12,554,799.04	4.01
Oklahoma	6	1,278,200.00	0.41
Oregon	9	2,733,600.00	0.87
Pennsylvania	16	4,600,850.00	1.47
South Carolina	12	4,764,465.86	1.52
South Dakota	1	75,000.00	0.02
Tennessee	7	1,289,049.99	0.41
Texas	37	6,694,239.44	2.14
Utah	22	5,090,599.98	1.62
Virginia	33	10,489,593.38	3.35
Washington	23	7,088,322.49	2.26
Wisconsin	3	1,206,800.00	0.39
Total:	**934**	**$313,316,960.39**	**100.00%**

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

TOTAL CURRENT BALANCE	$298,369,550		
NUMBER OF LOANS	882		
		Minimum	Maximum
AVG CURRENT BALANCE	$338,287.47	$53,000.00	$2,641,641.00
AVG ORIGINAL BALANCE	$338,404.04	$53,000.00	$2,641,641.00
WAVG LOAN RATE	3.044%	2.375%	4.625%
WAVG EXPENSE FEE[1]	0.382%	0.382%	0.757%
WAVG NET LOAN RATE	2.658%	1.994%	4.244%
WAVG GROSS MARGIN	1.831%	1.250%	3.625%
WAVG MAXIMUM LOAN RATE	11.985%	8.375%	15.375%
WAVG ORIGINAL LTV	70.08%	17.06%	100.00%
WAVG EFFECTIVE LTV[2]	69.35%	9.80%	95.00%
WAVG CREDIT SCORE	732	576	822
WAVG ORIGINAL TERM	342 months	300 months	360 months
WAVG REMAINING TERM	342 months	296 months	360 months
WAV SEASONING	0 months	0 months	10 months
WAVG NEXT RATE RESET	4 months	1 months	7 months
WAVG RATE ADJ FREQ	4 months	1 months	6 months
WAVG FIRST RATE ADJ FREQ	4 months	1 months	6 months
WAVG IO ORIGNAL TERM [3]	86 months	60 months	120 months
WAVG IO REMAINING TERM [3]	85 months	50 months	120 months
TOP STATE CONCENTRATIONS($)	CA(25.33%),FL(12.56%),AZ(5.48%),WA(4.90%),OH(4.22%)		
MAXIMUM ZIP CODE CONCENTRATION($)	98074(1.11%)		
FIRST PAY DATE		08/01/03	07/01/04
RATE CHANGE DATE		06/01/04	12/01/04
MATURITY DATE		01/01/29	06/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.
(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.
(3) Interest-Only Loans only.

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 M LIBOR	370	$137,528,350.57	46.09%
6 M LIBOR	512	160,841,199.80	53.91
Total:	882	$298,369,550.37	100.00%

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	882	$298,369,550.37	100.00%
Total:	882	$298,369,550.37	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
53,000.00 to 100,000.00	60	$4,731,801.29	1.59%
100,000.01 to 200,000.00	270	40,605,534.68	13.61
200,000.01 to 300,000.00	171	43,541,325.93	14.59
300,000.01 to 400,000.00	135	46,970,177.49	15.74
400,000.01 to 500,000.00	85	38,631,468.29	12.95
500,000.01 to 600,000.00	63	34,405,323.70	11.53
600,000.01 to 700,000.00	41	26,391,973.16	8.85
700,000.01 to 800,000.00	17	12,806,600.00	4.29
800,000.01 to 900,000.00	7	5,946,350.00	1.99
900,000.01 to 1,000,000.00	17	16,626,454.83	5.57
1,000,000.01 to 1,500,000.00	6	7,688,400.00	2.58
1,500,000.01 to 2,000,000.00	8	14,882,500.00	4.99
2,000,000.01 to 2,500,000.00	1	2,500,000.00	0.84
2,500,000.01 to 2,641,641.00	1	2,641,641.00	0.89
Total:	882	$298,369,550.37	100.00%

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.375 to 2.500	16	$5,063,049.71	1.70%
2.501 to 2.750	167	65,370,497.15	21.91
2.751 to 3.000	242	85,509,530.91	28.66
3.001 to 3.250	270	87,117,116.76	29.20
3.251 to 3.500	144	44,669,760.83	14.97
3.501 to 3.750	35	8,988,690.00	3.01
3.751 to 4.000	3	645,029.53	0.22
4.001 to 4.250	2	463,850.00	0.16
4.251 to 4.500	2	401,464.71	0.13
4.501 to 4.625	1	140,560.77	0.05
Total:	882	$298,369,550.37	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.250	15	$5,258,150.00	1.76%
1.375	11	3,421,766.71	1.15
1.500	133	54,366,734.61	18.22
1.625	146	44,842,696.92	15.03
1.750	109	34,012,725.29	11.40
1.875	155	52,280,822.62	17.52
2.000	121	45,065,759.07	15.10
2.125	63	22,211,873.42	7.44
2.250	89	27,286,604.78	9.15
2.375	15	2,983,072.71	1.00
2.500	18	5,095,970.00	1.71
2.625	1	283,030.00	0.09
2.750	1	246,545.00	0.08
2.875	1	148,484.53	0.05
3.000	1	352,000.00	0.12
3.250	1	242,250.00	0.08
3.375	1	159,214.71	0.05
3.625	1	111,850.00	0.04
Total:	882	$298,369,550.37	100.00%

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300	233	$87,895,469.28	29.46%
360	649	210,474,081.09	70.54
Total:	882	$298,369,550.37	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
296 to 300	233	$87,895,469.28	29.46%
349 to 354	5	1,872,581.44	0.63
355 to 360	644	208,601,499.65	69.91
Total:	882	$298,369,550.37	100.00%

IO REMAINING TERM (Months) [1]	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
50 to 54	4	$1,589,551.44	0.53%
55 to 60	504	169,056,427.89	56.69
109 to 114	1	283,030.00	0.09
115 to 120	372	127,299,980.27	42.69
Total:	881	$298,228,989.60	100.00%

[1] Interest-Only Loans only.

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	646	$229,717,310.65	76.99%
36	236	68,652,239.72	23.01
Total:	881	$298,228,989.60	100.00%

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
June 2004	213	$75,877,035.44	25.43%
July 2004	165	64,195,362.43	21.52
August 2004	9	2,171,170.19	0.73
September 2004	23	7,929,548.59	2.66
October 2004	51	14,173,346.21	4.75
November 2004	203	67,158,221.51	22.51
December 2004	218	66,864,866.00	22.41
Total:	**882**	**$298,369,550.37**	**100.00%**

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
17.06 to 20.00	5	$1,744,300.00	0.58%
20.01 to 30.00	12	3,624,948.99	1.21
30.01 to 40.00	17	4,543,174.00	1.52
40.01 to 50.00	52	19,274,207.63	6.46
50.01 to 60.00	82	31,921,565.41	10.70
60.01 to 65.00	54	21,777,230.37	7.30
65.01 to 70.00	115	44,145,145.00	14.80
70.01 to 75.00	140	49,552,384.39	16.61
75.01 to 80.00	336	104,776,943.97	35.12
80.01 to 85.00	7	1,135,738.61	0.38
85.01 to 90.00	26	5,914,626.73	1.98
90.01 to 95.00	18	3,229,199.27	1.08
95.01 to 100.00	18	6,730,086.00	2.26
Total:	**882**	**$298,369,550.37**	**100.00%**

Group 2 Mortgage Loans
As of the Statistical Cut-off Date

EFFECTIVE LTV [1] (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.80 to 10.00	1	$150,773.00	0.05%
10.01 to 20.00	5	1,744,300.00	0.58
20.01 to 30.00	14	3,898,947.99	1.31
30.01 to 40.00	17	4,543,174.00	1.52
40.01 to 50.00	52	19,274,207.63	6.46
50.01 to 60.00	83	32,031,565.41	10.74
60.01 to 65.00	54	21,777,230.37	7.30
65.01 to 70.00	129	49,797,459.00	16.69
70.01 to 75.00	141	50,177,384.39	16.82
75.01 to 80.00	336	104,776,943.97	35.12
80.01 to 85.00	7	1,135,738.61	0.38
85.01 to 90.00	26	5,914,626.73	1.98
90.01 to 95.00	17	3,147,199.27	1.05
Total:	882	$298,369,550.37	100.00%

[1] Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	1	$800,000.00	0.27%
576 to 579	1	154,000.00	0.05
580 to 599	3	1,835,769.72	0.62
600 to 619	1	139,000.00	0.05
620 to 639	5	1,229,882.89	0.41
640 to 659	32	9,245,791.71	3.10
660 to 679	74	24,651,114.84	8.26
680 to 699	119	41,696,541.73	13.97
700 to 719	100	36,081,310.75	12.09
720 to 739	107	36,448,967.90	12.22
740 to 759	134	47,236,434.31	15.83
760 to 779	160	50,297,253.15	16.86
780 to 799	118	40,666,282.60	13.63
800 to 819	26	7,172,700.77	2.40
820 to 822	1	714,500.00	0.24
Total:	882	$298,369,550.37	100.00%

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only	881	$298,228,989.60	99.95%
Principal and Interest	1	140,560.77	0.05
Total:	**882**	**$298,369,550.37**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	510	$153,081,237.77	51.31%
Limited Documentation	160	67,875,688.88	22.75
Alternative Documentation	103	43,658,370.95	14.63
Lite Documentation	100	31,390,642.00	10.52
No Ratio	5	1,212,350.00	0.41
Asset Verification/No Income Verification	3	603,260.77	0.20
Reduced Documentation	1	548,000.00	0.18
Total:	**882**	**$298,369,550.37**	**100.00%**

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	763	$260,151,018.80	87.19%
Second Home	82	29,137,662.71	9.77
Investment	37	9,080,868.86	3.04
Total:	**882**	**$298,369,550.37**	**100.00%**

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	545	$185,443,548.00	62.15%
Planned Unit Development	246	85,877,454.88	28.78
Condominium	82	23,373,297.49	7.83
Two-to-Four Family	8	3,245,900.00	1.09
Cooperative	1	429,350.00	0.14
Total:	**882**	**$298,369,550.37**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Rate Term	340	$104,663,601.91	35.08%
Refinance - Cashout	269	97,512,309.75	32.68
Purchase	273	96,193,638.71	32.24
Total:	**882**	**$298,369,550.37**	**100.00%**

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	2	$447,520.00	0.15%
Arizona	72	16,352,255.98	5.48
Arkansas	2	294,999.00	0.10
California	162	75,574,015.51	25.33
Colorado	46	11,690,045.30	3.92
Connecticut	4	5,421,641.00	1.82
Florida	103	37,487,590.91	12.56
Georgia	35	10,228,849.77	3.43
Hawaii	4	1,691,350.00	0.57
Idaho	1	148,484.53	0.05
Illinois	21	8,515,923.61	2.85
Indiana	2	742,414.71	0.25
Iowa	1	533,000.00	0.18
Kansas	10	2,636,500.00	0.88
Kentucky	5	1,127,118.05	0.38
Louisiana	2	358,400.00	0.12
Maine	2	501,920.00	0.17
Maryland	22	7,715,695.57	2.59
Massachusetts	18	6,389,251.18	2.14
Michigan	23	5,783,429.23	1.94
Minnesota	15	4,440,759.86	1.49
Missouri	3	1,056,800.00	0.35
Nevada	21	5,694,209.00	1.91
New Hampshire	1	130,000.00	0.04
New Jersey	26	12,112,730.00	4.06
New Mexico	6	861,620.00	0.29
New York	16	7,725,767.33	2.59
North Carolina	19	5,603,463.20	1.88
Ohio	71	12,594,791.98	4.22
Oregon	11	2,995,050.00	1.00
Pennsylvania	18	5,580,643.53	1.87
Rhode Island	1	155,400.00	0.05
South Carolina	14	4,271,573.72	1.43
Tennessee	13	3,083,092.80	1.03
Texas	36	10,440,950.99	3.50
Utah	5	957,237.71	0.32
Virginia	35	11,875,253.12	3.98
Washington	32	14,619,902.78	4.90
Wisconsin	2	529,900.00	0.18
Total:	**882**	**$298,369,550.37**	**100.00%**

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

TOTAL CURRENT BALANCE	$313,316,514		
NUMBER OF LOANS	1,019		
		Minimum	Maximum
AVG CURRENT BALANCE	$307,474.50	$42,000.00	$1,820,000.00
AVG ORIGINAL BALANCE	$307,520.77	$42,000.00	$1,820,000.00
WAVG LOAN RATE	3.165%	2.375%	4.115%
WAVG EXPENSE FEE(1)	0.382%	0.382%	1.007%
WAVG NET LOAN RATE	2.782%	1.994%	3.734%
WAVG GROSS MARGIN	1.870%	1.250%	3.625%
WAVG MAXIMUM LOAN RATE	12.007%	12.000%	15.500%
WAVG ORIGINAL LTV	70.79%	12.33%	100.00%
WAVG EFFECTIVE LTV(2)	70.33%	12.33%	95.00%
WAVG CREDIT SCORE	729	609	816
WAVG ORIGINAL TERM	346 months	300 months	360 months
WAVG REMAINING TERM	346 months	273 months	360 months
WAV SEASONING	0 months	0 months	27 months
WAVG NEXT RATE RESET	6 months	1 months	7 months
WAVG RATE ADJ FREQ	6 months	6 months	6 months
WAVG FIRST RATE ADJ FREQ	6 months	6 months	6 months
WAVG IO ORIGNAL TERM (3)	82 months	60 months	120 months
WAVG IO REMAINING TERM (3)	81 months	49 months	120 months
TOP STATE CONCENTRATIONS($)	CA(28.73%),FL(10.51%),AZ(6.28%),GA(4.51%),OH(4.38%)		
MAXIMUM ZIP CODE CONCENTRATION($)	92037(1.06%)		
FIRST PAY DATE		03/01/02	07/01/04
RATE CHANGE DATE		06/01/04	12/01/04
MATURITY DATE		02/01/27	06/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.

(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

(3) Interest-Only Loans only.

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6 M LIBOR	1019	$313,316,513.98	100.00%
Total:	**1,019**	**$313,316,513.98**	**100.00%**

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	1,019	$313,316,513.98	100.00%
Total:	**1,019**	**$313,316,513.98**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
42,000.00 to 100,000.00	73	$5,819,261.91	1.86%
100,000.01 to 200,000.00	336	50,213,110.85	16.03
200,000.01 to 300,000.00	223	54,847,187.60	17.51
300,000.01 to 400,000.00	146	51,576,192.08	16.46
400,000.01 to 500,000.00	92	41,749,947.58	13.33
500,000.01 to 600,000.00	54	30,248,149.99	9.65
600,000.01 to 700,000.00	41	26,667,253.23	8.51
700,000.01 to 800,000.00	17	13,042,936.75	4.16
800,000.01 to 900,000.00	9	7,678,600.00	2.45
900,000.01 to 1,000,000.00	19	18,429,493.99	5.88
1,000,000.01 to 1,500,000.00	6	7,870,000.00	2.51
1,500,000.01 to 1,820,000.00	3	5,174,380.00	1.65
Total:	**1,019**	**$313,316,513.98**	**100.00%**

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.375 to 2.500	10	$2,777,500.00	0.89%
2.501 to 2.750	90	25,782,938.03	8.23
2.751 to 3.000	256	82,317,868.46	26.27
3.001 to 3.250	376	120,679,056.67	38.52
3.251 to 3.500	230	64,966,963.33	20.74
3.501 to 3.750	53	16,193,937.49	5.17
3.751 to 4.000	3	474,750.00	0.15
4.001 to 4.115	1	123,500.00	0.04
Total:	1,019	$313,316,513.98	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.250	13	$2,996,850.00	0.96%
1.375	29	8,391,950.00	2.68
1.500	40	10,349,376.18	3.30
1.625	219	70,620,236.94	22.54
1.750	123	40,805,366.74	13.02
1.875	177	49,147,976.96	15.69
2.000	196	68,959,721.07	22.01
2.125	74	20,959,618.91	6.69
2.250	115	33,445,107.42	10.67
2.375	5	1,647,399.99	0.53
2.500	24	5,510,210.51	1.76
2.625	1	185,099.26	0.06
3.375	2	174,100.00	0.06
3.625	1	123,500.00	0.04
Total:	1,019	$313,316,513.98	100.00%

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300	197	$72,323,439.18	23.08%
360	822	240,993,074.80	76.92
Total:	1,019	$313,316,513.98	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
273 to 276	1	$121,902.95	0.04%
283 to 288	1	215,400.80	0.07
295 to 300	195	71,986,135.43	22.98
349 to 354	6	1,566,458.20	0.50
355 to 360	816	239,426,616.60	76.42
Total:	1,019	$313,316,513.98	100.00%

IO REMAINING TERM (Months) [1]	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
49 to 54	6	$1,566,458.20	0.50%
55 to 60	677	199,061,161.41	63.53
91 to 96	1	121,902.95	0.04
103 to 108	1	215,400.80	0.07
115 to 120	334	112,351,590.62	35.86
Total:	1,019	$313,316,513.98	100.00%

[1] Interest-Only Loans only.

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	682	$222,978,597.38	71.17%
36	337	90,337,916.60	28.83
Total:	1,019	$313,316,513.98	100.00%

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
June 2004	6	$1,665,486.01	0.53%
July 2004	3	458,382.42	0.15
August 2004	32	8,202,410.38	2.62
September 2004	36	10,637,040.65	3.39
October 2004	116	37,388,190.67	11.93
November 2004	415	124,521,774.85	39.74
December 2004	411	130,443,229.00	41.63
Total:	**1,019**	**$313,316,513.98**	**100.00%**

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.33 to 20.00	5	$685,499.31	0.22%
20.01 to 30.00	11	2,620,694.79	0.84
30.01 to 40.00	24	6,447,681.00	2.06
40.01 to 50.00	48	11,942,429.58	3.81
50.01 to 60.00	83	33,814,171.91	10.79
60.01 to 65.00	77	23,926,166.96	7.64
65.01 to 70.00	132	46,321,870.27	14.78
70.01 to 75.00	183	60,964,792.54	19.46
75.01 to 80.00	380	110,026,176.53	35.12
80.01 to 85.00	8	1,097,951.07	0.35
85.01 to 90.00	27	6,450,104.43	2.06
90.01 to 95.00	32	5,339,275.59	1.70
95.01 to 100.00	9	3,679,700.00	1.17
Total:	**1,019**	**$313,316,513.98**	**100.00%**

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

EFFECTIVE LTV [1] (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.33 to 20.00	5	$685,499.31	0.22%
20.01 to 30.00	11	2,620,694.79	0.84
30.01 to 40.00	24	6,447,681.00	2.06
40.01 to 50.00	49	12,207,529.58	3.90
50.01 to 60.00	84	34,464,171.91	11.00
60.01 to 65.00	77	23,926,166.96	7.64
65.01 to 70.00	141	50,086,470.27	15.99
70.01 to 75.00	183	60,964,792.54	19.46
75.01 to 80.00	380	110,026,176.53	35.12
80.01 to 85.00	8	1,097,951.07	0.35
85.01 to 90.00	26	5,800,104.43	1.85
90.01 to 95.00	31	4,989,275.59	1.59
Total:	**1,019**	**$313,316,513.98**	**100.00%**

[1] Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	1	$840,000.00	0.27%
609 to 619	1	265,100.00	0.08
620 to 639	14	4,026,591.50	1.29
640 to 659	44	11,011,762.09	3.51
660 to 679	85	28,340,050.04	9.05
680 to 699	128	42,656,023.60	13.61
700 to 719	136	42,113,336.69	13.44
720 to 739	143	43,812,381.58	13.98
740 to 759	180	57,523,899.73	18.36
760 to 779	147	43,526,600.18	13.89
780 to 799	102	28,438,481.84	9.08
800 to 819	38	10,762,286.73	3.43
Total:	**1,019**	**$313,316,513.98**	**100.00%**

Group 3 Mortgage Loans
As of the Statistical Cut-off Date

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only	1,019	$313,316,513.98	100.00%
Total:	**1,019**	**$313,316,513.98**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	639	$178,380,323.98	56.93%
Limited Documentation	210	79,864,365.94	25.49
Alternative Documentation	90	29,853,330.00	9.53
Lite Documentation	70	22,150,063.26	7.07
No Ratio	8	1,873,030.00	0.60
Asset Verification/No Income Verification	2	1,195,400.80	0.38
Total:	**1,019**	**$313,316,513.98**	**100.00%**

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	925	$287,291,345.85	91.69%
Second Home	68	20,761,303.15	6.63
Investment	26	5,263,864.98	1.68
Total:	**1,019**	**$313,316,513.98**	**100.00%**

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	623	$190,201,868.84	60.71%
Planned Unit Development	305	97,704,332.83	31.18
Condominium	82	22,290,912.31	7.11
Two-to-Four Family	8	2,419,400.00	0.77
Cooperative	1	700,000.00	0.22
Total:	**1,019**	**$313,316,513.98**	**100.00%**

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Rate Term	426	$115,336,241.48	36.81%
Purchase	313	110,762,221.46	35.35
Refinance - Cashout	280	87,218,051.04	27.84
Total:	**1,019**	**$313,316,513.98**	**100.00%**

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	4	$695,900.00	0.22%
Alaska	1	216,000.00	0.07
Arizona	94	19,678,990.03	6.28
California	210	90,029,497.93	28.73
Colorado	52	13,592,337.70	4.34
Connecticut	3	806,200.00	0.26
Delaware	3	1,190,343.99	0.38
District of Columbia	1	365,600.00	0.12
Florida	100	32,914,381.44	10.51
Georgia	52	14,143,918.87	4.51
Hawaii	4	3,867,380.00	1.23
Idaho	3	511,099.99	0.16
Illinois	27	10,819,148.41	3.45
Indiana	5	1,005,599.99	0.32
Iowa	1	125,600.00	0.04
Kansas	7	1,125,204.98	0.36
Kentucky	11	2,682,684.60	0.86
Louisiana	5	896,798.00	0.29
Maine	1	100,000.00	0.03
Maryland	25	8,067,781.47	2.57
Massachusetts	18	6,665,166.75	2.13
Michigan	22	7,237,383.97	2.31
Minnesota	8	2,385,549.99	0.76
Mississippi	1	133,000.00	0.04
Missouri	5	2,054,375.00	0.66
Montana	1	578,000.00	0.18
Nevada	27	11,136,255.75	3.55
New Jersey	22	7,470,033.00	2.38
New Mexico	1	625,000.00	0.20
New York	13	4,410,249.98	1.41
North Carolina	38	8,336,017.85	2.66
Ohio	80	13,733,907.06	4.38
Oklahoma	2	258,000.00	0.08
Oregon	10	2,037,100.75	0.65
Pennsylvania	20	6,380,849.57	2.04
Rhode Island	2	719,000.00	0.23
South Carolina	10	2,550,550.00	0.81
Tennessee	9	1,783,950.00	0.57
Texas	47	12,367,949.99	3.95
Utah	10	1,819,900.00	0.58
Virginia	35	9,951,226.93	3.18
Washington	25	7,045,730.00	2.25
West Virginia	1	357,749.99	0.11
Wisconsin	2	281,100.00	0.09
Wyoming	1	164,000.00	0.05
Total:	**1,019**	**$313,316,513.98**	**100.00%**

Discount Margin Table (To Call)

Prepayment Speed	10% CPR *Discount Margin*	15% CPR *Discount Margin*	20% CPR *Discount Margin*	25% CPR *Discount Margin*	30% CPR *Discount Margin*
A-2					
Price 100.00000	28	28	28	28	28
WAL	7.32	5.15	3.86	3.02	2.44
Mod Dur	6.71	4.82	3.67	2.90	2.35
Principal Window	Jul04 - Oct21	Jul04 - May17	Jul04 - Jun14	Jul04 - May12	Jul04 - Nov10
A-3					
Price 100.00000	30	30	30	30	30
WAL	7.31	5.14	3.86	3.02	2.44
Mod Dur	6.49	4.69	3.59	2.85	2.32
Principal Window	Jul04 - Oct21	Jul04 - May17	Jul04 - Jun14	Jul04 - May12	Jul04 - Nov10
B-1					
Price 100.00000	49	49	49	49	49
WAL	12.16	8.74	6.62	5.38	4.57
Mod Dur	10.84	8.01	6.18	5.09	4.35
Principal Window	Dec10 - Oct21	Nov08 - May17	Sep07 - Jun14	Dec06 - May12	Jul06 - Nov10
B-2					
Price 100.00000	90	90	90	90	90
WAL	12.16	8.74	6.62	5.38	4.57
Mod Dur	10.54	7.84	6.07	5.02	4.30
Principal Window	Dec10 - Oct21	Nov08 - May17	Sep07 - Jun14	Dec06 - May12	Jul06 - Nov10

Yield Table (To Call)

	10% CPR *Yield*	15% CPR *Yield*	20% CPR *Yield*	25% CPR *Yield*	30% CPR *Yield*	35% CPR *Yield*	40% CPR *Yield*	45% CPR *Yield*
X-A	32.12	25.30	18.00	9.84	0.67	(9.45)	(20.13)	(31.97)
Price 2.98156								
Mod Duration	2.13	2.17	2.17	2.14	2.09	2.04	2.01	1.98

BEEM Table (To Call)

	10% CPR *BEEM*	15% CPR *BEEM*	20% CPR *BEEM*	25% CPR *BEEM*	30% CPR *BEEM*	35% CPR *BEEM*	40% CPR *BEEM*	45% CPR *BEEM*
A-1**								
Price 102.55592	105	88	70	50	27	3	(22)	(50)
WAL	7.32	5.15	3.86	3.02	2.44	2.02	1.71	1.46
Payment Window	Jul04 - Oct21	Jul04 - May17	Jul04 - Jun14	Jul04 - May12	Jul04 - Nov10	Jul04 - Oct09	Jul04 - Jan09	Jul04 - May08

*Assume 1 Month LIBOR is 1.17% and 6 Month LIBOR is 1.71%

**Bond Equivalent Margin is calculated off 6 Month LIBOR.

Discount Margin Table (To Maturity)

Prepayment Speed	10% CPR *Discount Margin*	15% CPR *Discount Margin*	20% CPR *Discount Margin*	25% CPR *Discount Margin*	30% CPR *Discount Margin*
A-2					
Price 100.00000	29	30	30	30	30
WAL	7.71	5.54	4.20	3.31	2.69
Mod Dur	7.00	5.13	3.95	3.15	2.57
Principal Window	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34
A-3					
Price 100.00000	31	32	32	32	32
WAL	7.71	5.54	4.20	3.31	2.69
Mod Dur	6.76	4.98	3.86	3.08	2.53
Principal Window	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34
B-1					
Price 100.00000	50	51	51	51	52
WAL	13.00	9.57	7.34	6.05	5.22
Mod Dur	11.44	8.65	6.76	5.65	4.91
Principal Window	Dec10 – Jun34	Nov08 - Jun34	Sep07 - Jun34	Dec06 - Jun34	Jul06 - Jun34
B-2					
Price 100.00000	92	93	94	94	95
WAL	13.00	9.57	7.34	6.05	5.22
Mod Dur	11.10	8.45	6.63	5.55	4.84
Principal Window	Dec10 - Jun34	Nov08 - Jun34	Sep07 - Jun34	Dec06 - Jun34	Jul06 - Jun34

Yield Table (To Maturity)

	10% CPR *Yield*	15% CPR *Yield*	20% CPR *Yield*	25% CPR *Yield*	30% CPR *Yield*	35% CPR *Yield*	40% CPR *Yield*	45% CPR *Yield*
X-A	32.14	25.44	18.55	11.31	3.68	(4.25)	(12.42)	(21.10)
Price 2.98156								
Mod Duration	2.14	2.20	2.25	2.31	2.38	2.46	2.56	2.69

BEEM Table (To Maturity)

	10% CPR *BEEM*	15% CPR *BEEM*	20% CPR *BEEM*	25% CPR *BEEM*	30% CPR *BEEM*	35% CPR *BEEM*	40% CPR *BEEM*	45% CPR *BEEM*
A-1**								
Price 102.55592	107	92	75	57	37	15	(8)	(33)
WAL	7.72	5.54	4.20	3.31	2.69	2.23	1.88	1.60
Payment Window	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34

*Assume 1 Month LIBOR is 1.17% and 6 Month LIBOR is 1.71%

**Bond Equivalent Margin is calculated off 6 Month LIBOR.

Computational Materials

$910,662,000 (Approximately)

Offered Certificates

Sequoia Mortgage Trust Series 2004-6

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer and Custodian

June 9, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

To Call

	5% CPR BEEM	50% CPR BEEM
A-1**		
Price 102.55592	119	(81)
WAL	11.30	1.26
Payment Window	Jul04 - Jul27	Jul04 - Oct07

To Maturity

	5% CPR BEEM	50% CPR BEEM
A-1**		
Price 102.55592	120	(61)
WAL	11.56	1.38
Payment Window	Jul04 - Jun34	Jul04 - Mar34

Computational Materials

$910,662,000 (Approximately)

Offered Certificates

Sequoia Mortgage Trust Series 2004-6

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer and Custodian

June 9, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management

Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Tom Saywell	(212) 449-2122
Alan Chan	(212) 449-8140
Fred Hubert	(212) 449-5071
Alice Chang	(212) 449-1701
Sonia Lee	(212) 449-5067
Amanda de Zutter	(212) 449-0425

Trading

Scott Soltas	(212) 449-3659
Charles Sorrentino	(212) 449-3659

Research

Glenn Costello	(212) 449-4457

DEAL STRUCTURE SUMMARY:

SEQUOIA MORTGAGE TRUST 2004-6
Mortgage Pass-Through Certificates
$910,662,000 (Approximate, Subject to Final Collateral)
Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Balance (1)	WAL (Yrs) (Call/Mat)(2)	Pymt Window (Months) (Call/Mat)(2)	Certificate Interest Rates	Tranche Type	Expected Rtgs S&P/Moody's/[Fitch]
A-1	$500,000,000	3.86/4.20	1 – 120 / 1 – 360	WAC PT (3)	Senior	AAA/Aaa/[AAA]
A-2	$185,687,000	3.87/4.20	1 – 120 / 1 – 360	Floater (4)	Senior	AAA/Aaa/[AAA]
A-3-A	$196,500,000	3.86/4.20	1 – 120 / 1 – 360	Floater (5)	Senior	AAA/Aaa/[AAA]
A-3-B	$3,500,000	3.86/4.20	1 – 120 / 1 – 360	Floater (5)	Senior	AAA/Aaa/[AAA]
X-A	$385,687,000 (7), (8)	NA	NA	Interest Only	Notional/Senior	AAA/Aaa/[AAA]
X-B	$24,975,000 (7), (9)	Information Not Provided Hereby			Senior	AAA/Aaa/[AAA]
A-R	$100	Information Not Provided Hereby			Residual	AAA/Aaa/[AAA]
B-1	$15,725,000	6.62/7.34	39 – 120 / 39 – 360	Floater (6)	Subordinate	AA/Aa2/[AA]
B-2	$9,250,000	6.62/7.34	39 – 120 / 39 – 360	Floater (6)	Subordinate	A/A2/[A]
B-3	$5,550,000	Information Not Provided Hereby			Subordinate	BBB/Baa2/[BBB]
B-4	$2,313,000	Information Not Provided Hereby			Subordinate	BB/Ba2/[BB]
B-5	$2,313,000	Information Not Provided Hereby			Subordinate	B/B2/[B]
B-6	$4,162,000	Information Not Provided Hereby			Subordinate	NR/NR/NR
Total	$925,000,100					

(1) Distributions on the Class A-1 Certificates will be primarily derived from six-month LIBOR adjustable rate mortgage loans ("Group 1 Mortgage Loans", as described herein). Distributions on the Class A-2 Certificates will be primarily derived from one-month and six-month LIBOR adjustable rate mortgage loans ("Group 2 Mortgage Loans", as described herein). Distributions on the Class A-3-A and Class A-3-B Certificates will be primarily derived from six-month LIBOR adjustable rate mortgage loans ("Group 3 Mortgage Loans", as described herein). Distributions on the Subordinate Certificates will be derived from all Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.

(2) The WAL and Payment Windows to Call for the Class A-1, Class A-2, Class A-3-A, Class A-3-B, Class B-1 and Class B-2 Certificates are shown to the Clean-Up Call Date at pricing speed of 20% CPR. The WAL and Payment Windows to Maturity for the Class A-1, Class A-2, Class A-3-A, Class A-3-B, Class B-1 and Class B-2 Certificates are shown at pricing speed of 20% CPR (as described herein).

(3) The Class A-1 Certificates will have an interest rate equal to the weighted average of the net interest rates on the Group 1 Mortgage Loans.

(4) The Class A-2 Certificates will initially have an interest rate equal to the least of (i) One-Month LIBOR plus [ ] bps (which margin doubles on the first distribution date after the Clean-Up Call Date (as described herein)), (ii) the Group 2 Net WAC (as described herein) and (iii) 11.50%.

(5) The Class A-3-A and Class A-3-B Certificates will initially have an interest rate equal to the least of (i) Six-Month LIBOR plus [ ] bps (which margin doubles on the first distribution date after the Clean-Up Call Date (as described herein)), (ii) the Group 3 Net WAC (as described herein) and (iii) 11.50%. In the case of the Class A-3-A and Class A-3-B Certificates, Six-Month LIBOR will reset every 6 months beginning with the first Distribution Date in July 2004.

(6) The Class B-1 and Class B-2 Certificates will initially have an interest rate equal to the least of (i) one-month LIBOR plus [ ] bps (which margin is multiplied by [1.5] on the first distribution date after the Clean-Up Call Date (as described herein)), (ii) the Subordinate Net WAC and (iii) 11.50%.

(7) Balances shown with respect to the Class X-A and Class X-B Certificates are notional balances. Such classes are interest-only certificates and will not be entitled to distributions of principal.

(8) The balance shown is the combined initial notional amount of the two components that make up the Class X-A certificates. Such class is interest-only and will not be entitled to distributions of principal. Interest will accrue on the Class X-A Certificates as described in the Prospectus Supplement.

(9) The balance shown is the combined initial notional amount of the two components that make up the Class X-B certificates. Such class is interest-only and will not be entitled to distributions of principal. Interest will accrue on the Class X-B Certificates as described in the Prospectus Supplement.

Depositor:	Sequoia Residential Funding, Inc.
Joint Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated
Co-Managers:	Banc of America Securities LLC, Countrywide Securities Corporation and Greenwich Capital Markets, Inc.
Master Servicer:	Wells Fargo Bank, N.A.
Trustee:	HSBC Bank USA.
Custodian:	Wells Fargo Bank, N.A.
Rating Agencies:	S&P, Moody's and [Fitch] will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 4 of this Preliminary Term Sheet.
Statistical Cut-off Date:	May 1, 2004.
Cut-off Date:	June 1, 2004.
Pricing Date:	On or about June [10], 2004.
Closing Date:	On or about June 29, 2004.
Distribution Dates:	The 20th day of each month (or if not a business day, the next succeeding business day), commencing in July 2004.
Certificates:	The "Senior Certificates" will consist of the Class A-1, Class A-2, Class A-3-A and Class A-3-B (together, the "Class A Certificates"), the Class X-A and Class X-B (together, the "Class X Certificates") and Class A-R Certificates. The "Subordinate Certificates" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "Certificates".
Offered Certificates:	Only the Class A-1, Class A-2, Class A-3-A, Class A-3-B, Class X-A, Class X-B, Class B-1, Class B-2 and Class B-3 Certificates (collectively, the "Publicly Offered Certificates") are being offered publicly. The Class A-1, Class A-2, Class A-3-A, Class A-3-B, Class X-A, Class B-1 and Class B-2 Certificates are being offered hereby.
Accrued Interest:	The Class A-1 and Class X-A Certificates will settle with accrued interest. The Class A-2, Class A-3-A, Class A-3-B, Class B-1 and Class B-2 Certificates will settle flat.
Accrual Period:	The interest accrual period (the "Accrual Period") with respect to the Class A-2, Class A-3-A and Class A-3-B, Class B-1 and Class B-2 Certificates for each Distribution Date will be the period beginning on the 20th day of the month prior to such Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the 19th day of the month of such Distribution Date on a 30/360 basis. The interest

	accrual period for the Class A-1 and Class X-A Certificates for each Distribution Date will be the calendar month immediately preceding the month in which the Distribution Date occurs on a 30/360 basis.
Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and the Euroclear system.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests along with rights under interest rate cap agreements held outside the REMIC for tax purposes.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Senior Certificates (other than the Class A-R Certificates) and the Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Clean-Up Call:	The terms of the transaction allow for an optional termination of the trust and retirement of the Certificates on the date (the "Clean-Up Call Date") on which the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced to a prepayment speed of 20% CPR.
Mortgage Loans:	The trust will consist of 3 groups of approximately 2,835 adjustable rate, prime quality mortgage loans secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the pool of approximately $925,003,025 aggregate principal balance of Mortgage Loans as the Statistical Cut-off Date. Approximately 14.87% and 85.13% of the Mortgage Loans are one-month LIBOR indexed and six-month LIBOR indexed Mortgage Loans, respectively.
Group 1 Mortgage Loans:	As the Statistical Cut-off Date, the Group 1 Mortgage Loans have an aggregate principal balance of— approximately $522,193,359~~313,316,960~~, which equals approximately 56.45~~33.87~~% of the Mortgage Loans. All of the Group 1 Mortgage Loans are six-month LIBOR indexed Mortgage Loans. The Group 1 Mortgage Loans are scheduled to pay interest only for the first 5 or 10 years. After such 5-year or 10-year interest-only term, the Mortgage Loans are scheduled to amortize on a 25-year, 20-year or 15-year fully amortizing basis.

Group 2 Mortgage Loans:

As of the Statistical Cut-off Date, the Group 2 Mortgage Loans have an aggregate principal balance of approximately $193,930,916~~298,369,550~~, which equals approximately 20.97~~32.26~~% of the Mortgage Loans.

Approximately 70.92~~46.09~~% and 29.08~~53.91~~% of the Group 2 Mortgage Loans are one-month and six-month LIBOR indexed Mortgage Loans, respectively. The Group 2 Mortgage Loans are scheduled to pay interest only for the first 5 or 10 years, except for one mortgage loan that pays principal and interest for 30 years. After such 5-year or 10-year interest-only term, the Mortgage Loans are scheduled to amortize on a 25-year, 20-year or 15-year fully amortizing basis.

Group 3 Mortgage Loans:

As of the Statistical Cut-off Date, the Group 3 Mortgage Loans have an aggregate principal balance of —approximately $208,878,751~~313,316,514~~, which equals approximately 22.59~~33.87~~% of the Mortgage Loans

All of the Group 3 Mortgage Loans are six-month LIBOR indexed Mortgage Loans. The Group 3 Mortgage Loans are scheduled to pay interest only for the first 5 or 10 years. After such 5-year or 10-year interest-only term, the Mortgage Loans are scheduled to amortize on a 25-year, 20-year or 15-year fully amortizing basis.

Group Subordinate Amount:

For any Distribution Date and for each Group, the excess of the aggregate of the principal balances of the Mortgage Loans in such Group at the beginning of the related collection period over the Principal Balance of the related Class A Certificates immediately before such Distribution Date.

Delay Days:

The Class A-1 and Class X-A Certificates will have 19 delay days. The Class A-2, Class A-3-A, Class A-3-B, Class B-1 and Class B-2 Certificates will have 0 delay days.

Net WAC Caps:

In the case of the Class A-2, Class A-3-A and Class A-3-B Certificates, the weighted average of the net mortgage rates for the Mortgage Loans in the related Group; in the case of the Class B-1 and Class B-2, the weighted average of the net mortgage rates for the Mortgage Loans in all Groups, weighted on the basis of the relative Group Subordinate Amount for each Group.

The Class A-2, Class B-1 and Class B-2 Certificates will have a coupon equal to the least of (i) one-month LIBOR plus the related margin, (ii) the related Net WAC Cap and (iii) 11.50%.

The Class A-3-A and Class A-3-B Certificates will have a coupon equal to the least of (i) the six-month LIBOR plus the related margin, (ii) the related Net WAC Cap and (iii) 11.50%.

If on any Distribution Date, the Certificate Interest Rate of the Class A-2, Class A-3-A or Class A-3-B Certificates is subject to the related Net WAC Cap, such Certificates become entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the related Net WAC Cap) over (b) the amount of interest received on such Certificates based on the related Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the related Net WAC Cap (together, a "Net WAC Shortfall") from amounts on deposit in the Reserve Fund.

If on any Distribution Date, the Certificate Interest Rate of the Class B-1 or Class B-2 Certificates is subject to the Net WAC Cap, such Certificates will be entitled to payment of an amount equal to the excess of the (i) interest accrued at the respective Certificate Interest Rate (without giving effect to the Net WAC Cap) over (ii) the amount of interest received on such Certificates based on the Net WAC Cap, together with the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net WAC Cap) (together, a "Net WAC Shortfall") from amounts on deposit in the Reserve Fund.

Reserve Fund: As of the Closing Date, the "Reserve Fund" will be established on behalf of the Class A-2, Class A-3-A, Class A-3-B, Class B-1 and Class B-2 Certificates (together, the "LIBOR Certificates"). The Reserve Fund will be funded with any excess interest available as described in "Certificates Priority of Distributions" herein. The Reserve Fund will not be an asset of the REMIC. On any Distribution Date, the LIBOR Certificates will be entitled to receive payments from the Reserve Fund in an amount equal to the related Net WAC Shortfall amount for such Distribution Date, if any. Any amounts remaining in the Reserve Fund after such distribution will be distributed to the related Class X Certificates.

Credit Enhancement: Senior/subordinate, shifting interest structure.

Certificates	S&P/Moody's/[Fitch]	Bond Sizes*	Initial Subordination*
Senior Certificates	AAA/Aaa/[AAA]	95.75%	4.25%
Class B-1	AA/Aa2/[AA]	1.70%	2.55%
Class B-2	A/A2/[A]	1.00%	1.55%

*Preliminary and subject to revision.

Shifting Interest:

Until the first Distribution Date occurring on or after July 2014, the Subordinate Certificates will be locked out from receipt of all scheduled and unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of principal prepayments. There is no scheduled principal due on certain of the Mortgage Loans for the first five years and for other Mortgage Loans for the first ten years following origination.

The prepayment percentages on the Subordinate Certificates are as follows:

July 2004 – June 2014	0% Pro Rata Share
July 2014 – June 2015	30% Pro Rata Share
July 2015 – June 2016	40% Pro Rata Share
July 2016 – June 2017	60% Pro Rata Share
July 2017 – June 2018	80% Pro Rata Share
July 2018 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates reaches twice the initial subordination, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and Subordinate Certificates (subject to performance triggers). However, if the credit enhancement provided by the Subordinate Certificates has reached twice the initial subordination prior to the Distribution Date in July 2007 (subject to performance triggers), then the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage for a group (aggregate principal balance of the related class of Class A Certificates, divided by the aggregate principal balance of the Mortgage Loans in that group) exceeds the initial senior percentage for such group (aggregate principal balance of the related Class of Class A Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans in that group as of the Cut-off date), the related class of Class A Certificates will receive all principal prepayments from the Mortgage Loans in that group regardless of any prepayment percentages as described above.

Allocation of Realized Losses: Any realized losses, on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their alpha numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *thereafter*, to the related Class A Certificates, pro rata, in reduction of their respective certificate principal balances, *provided however*, in the case of the Class A-3-A and Class A-3-B Certificates, the Class A-3-B Certificates will be allocated all realized losses until the class principal amount of such Class has been reduced to zero before any realized losses are allocated to the Class A-3-A Certificates.

Certificates' Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A and Class A-R Certificates, accrued and unpaid interest at the related Certificate Interest Rate, from the related Mortgage Loans; provided that, to the extent of any Net WAC Shortfall amount for such Distribution Date with respect to each of the LIBOR certificates, the amount of interest otherwise distributable to the related Class X Certificates shall be deposited in the Reserve Fund.
2) Class A-R Certificates, principal allocable to such class.
3) Concurrently to the Class A Certificates:
Class A-1, Class A-2, Class A-3-A and Class A-3-B Certificates, generally based on principal collected on the related Mortgage Loans, until their respective class principal amounts are reduced to zero.*
4) Class B-1 Certificates, accrued and unpaid interest at the related Certificate Interest Rate.
5) Class B-1 Certificates, principal allocable to such class.
6) Class B-2 Certificates, accrued and unpaid interest at the related Certificate Interest Rate.
7) Class B-2 Certificates, principal allocable to such class.
8) Class A-2 Class A-3-A, Class A-3-B Certificates, the related Net WAC Shortfall amount, from the Reserve Fund.
9) Class B-1 Certificates, the related Net WAC Shortfall Amount, from the Reserve Fund.
10) Class B-2 Certificates, the related Net WAC Shortfall Amount, from the Reserve Fund.
11) Class X Certificates, the excess amounts related to each Class X Certificate, from the Reserve Fund.
12) Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and the respective shares of principal allocable to such classes.
13) Class A-R Certificate, any remaining amount.

** In certain limited circumstances described in the prospectus supplement, Senior Certificates may receive principal from an unrelated Mortgage Loan group, to the extent not received from the related Mortgage Loan group.*

Group 2 Net WAC Cap Schedule for Class A-2
Group 3 Net WAC Cap Schedule for Class A-3-A and Class A-3-B
Subordinate Net WAC Cap Schedule for Class B-1 and Class B-2

Assumptions:
20% CPR
Hard Cap: 11.50%
To Call
Initial 1 Month LIBOR: 1.17%
Initial 6 Month LIBOR: 1.71%

Assumed Mortgage Loan Characteristics

Mortgage Pool	Loan Type	Principal Balance($)	Current Mortgage Rate(%)	Current Net Mortgage Rate(%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Remaining Interest-Only Term (Months)	Gross Margin(%)	Minimum Mortgage Rate(%)	Maximum Mortgage Rate(%)	Next Rate Adjustment Date (Months)	Periodic Rate Cap(%)
1	Six-Month LIBOR	326,779,013.01	3.17027	2.78877	360	360	60	1.89046	1.89046	12.00000	6	NA
1	Six-Month LIBOR	195,414,302.92	3.18276	2.79542	319	319	120	1.86372	1.86372	12.00632	6	NA
2	One-Month LIBOR	140,559.74	4.62500	4.24350	360	357	0	2.37500	2.37500	11.62500	1	1.00000
2	One-Month LIBOR	64,316,636.95	2.96382	2.58232	360	360	60	1.83366	1.83366	12.00000	1	NA
2	One-Month LIBOR	73,070,149.58	2.84344	2.45806	317	316	119	1.71647	1.71647	11.96905	2	NA
2	Six-Month LIBOR	40,052,673.70	3.14028	2.75878	360	360	60	1.88652	1.88652	12.00000	6	NA
2	Six-Month LIBOR	16,349,479.51	3.17572	2.78093	314	314	120	1.83049	1.83049	11.94533	6	NA
3	Six-Month LIBOR	132,821,638.14	3.13384	2.75234	360	360	60	1.86128	1.86128	12.00000	6	NA
3	Six-Month LIBOR	76,055,646.45	3.19386	2.80697	321	321	119	1.87434	1.87434	12.01665	6	NA

The Group 2 Net WAC Cap, Group 3 Net WAC Cap, and Subordinate Net WAC Cap are calculated using the above noted assumptions. In addition, 1 Month LIBOR and 6 Month LIBOR each increase to 20% after the first period.

Distribution Period	Group 2 Net WAC Cap	Group 3 Net WAC Cap	Subordinated Net WAC Cap
1	2.59%	2.77%	2.74%
2	5.59%	2.77%	3.37%
3	9.03%	2.77%	4.09%
4	9.03%	2.77%	4.09%
5	9.03%	2.77%	4.09%
6	9.03%	2.77%	4.09%
7 and after	11.60%	11.62%	11.62%

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

TOTAL CURRENT BALANCE	$925,003,025		
NUMBER OF LOANS	2,835		
		Minimum	**Maximum**
AVG CURRENT BALANCE	$326,279.73	$42,000.00	$2,641,641.00
AVG ORIGINAL BALANCE	$326,358.32	$42,000.00	$2,641,641.00
WAVG LOAN RATE	3.128%	2.375%	4.625%
WAVG EXPENSE FEE[1]	0.382%	0.382%	1.007%
WAVG NET LOAN RATE	2.745%	1.994%	4.244%
WAVG GROSS MARGIN	1.860%	1.250%	3.625%
WAVG MAXIMUM LOAN RATE	11.999%	8.375%	15.750%
WAVG ORIGINAL LTV	70.52%	12.33%	100.00%
WAVG EFFECTIVE LTV[2]	69.92%	9.80%	95.00%
WAVG CREDIT SCORE	731	576	822
WAVG ORIGINAL TERM	344 months	300 months	360 months
WAVG REMAINING TERM	344 months	273 months	360 months
WAV SEASONING	0 months	0 months	27 months
WAVG NEXT RATE RESET	5 months	1 months	7 months
WAVG RATE ADJ FREQ	5 months	1 months	6 months
WAVG FIRST RATE ADJ FREQ	5 months	1 months	6 months
WAVG IO ORIGNAL TERM [3]	83 months	60 months	120 months
WAVG IO REMAINING TERM [3]	83 months	41 months	120 months
TOP STATE CONCENTRATIONS($)	CA(28.59%),FL(10.30%),AZ(5.88%),GA(4.58%),CO(4.22%)		
MAXIMUM ZIP CODE CONCENTRATION($)	32137(0.56%)		
FIRST PAY DATE		03/01/02	07/01/04
RATE CHANGE DATE		06/01/04	12/01/04
MATURITY DATE		02/01/27	06/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.
(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.
(3) Interest-Only Loans only.

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 M LIBOR	370	$137,528,350.57	14.87%
6 M LIBOR	2,465	787,474,674.17	85.13
Total:	**2,835**	**$925,003,024.74**	**100.00%**

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	2,835	$925,003,024.74	100.00%
Total:	**2,835**	**$925,003,024.74**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
42,000.00 to 100,000.00	179	$14,293,625.05	1.55%
100,000.01 to 200,000.00	909	136,308,999.56	14.74
200,000.01 to 300,000.00	586	146,266,181.64	15.81
300,000.01 to 400,000.00	415	145,957,372.63	15.78
400,000.01 to 500,000.00	269	121,908,735.83	13.18
500,000.01 to 600,000.00	179	99,265,956.95	10.73
600,000.01 to 700,000.00	127	81,905,776.37	8.85
700,000.01 to 800,000.00	55	41,562,436.71	4.49
800,000.01 to 900,000.00	20	17,086,950.00	1.85
900,000.01 to 1,000,000.00	51	49,710,107.82	5.37
1,000,000.01 to 1,500,000.00	23	29,773,050.00	3.22
1,500,000.01 to 2,000,000.00	20	35,822,191.18	3.87
2,000,000.01 to 2,500,000.00	1	2,500,000.00	0.27
2,500,000.01 to 2,641,641.00	1	2,641,641.00	0.29
Total:	**2,835**	**$925,003,024.74**	**100.00%**

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.375 to 2.500	34	$9,979,192.20	1.08%
2.501 to 2.750	331	119,775,144.59	12.95
2.751 to 3.000	710	238,424,544.86	25.78
3.001 to 3.250	1,021	330,778,351.80	35.76
3.251 to 3.500	587	179,528,293.29	19.41
3.501 to 3.750	136	43,493,735.35	4.70
3.751 to 4.000	8	1,528,779.53	0.17
4.001 to 4.250	4	739,350.00	0.08
4.251 to 4.500	3	615,072.35	0.07
4.501 to 4.624	1	140,560.77	0.02
Total:	**2,835**	**$925,003,024.74**	**100.00%**

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.250	34	$9,801,900.00	1.06%
1.375	57	18,313,836.03	1.98
1.500	212	77,069,600.88	8.33
1.625	574	191,776,358.37	20.73
1.750	345	106,072,843.23	11.47
1.875	529	165,254,465.93	17.87
1.880	1	138,600.00	0.01
2.000	456	162,063,473.46	17.52
2.125	220	70,733,053.70	7.65
2.250	304	96,874,950.93	10.47
2.375	24	5,713,922.70	0.62
2.500	63	18,253,438.37	1.97
2.625	3	629,629.26	0.07
2.750	1	246,545.00	0.03
2.875	2	300,484.53	0.03
3.000	2	487,900.00	0.05
3.125	1	247,500.00	0.03
3.250	2	455,857.64	0.05
3.375	3	333,314.71	0.04
3.625	2	235,350.00	0.03
Total:	**2,835**	**$925,003,024.74**	**100.00%**

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300	624	$246,736,785.89	26.67%
360	2,211	678,266,238.85	73.33
Total:	**2,835**	**$925,003,024.74**	**100.00%**

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
273 to 276	1	$121,902.95	0.01%
283 to 288	1	215,400.80	0.02
295 to 300	622	246,399,482.14	26.64
337 to 342	1	353,218.58	0.04
343 to 348	1	269,839.14	0.03
349 to 354	16	4,799,822.26	0.52
355 to 360	2,193	672,843,358.87	72.74
Total:	**2,835**	**$925,003,024.74**	**100.00%**

IO REMAINING TERM (Months) [1]	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
41 to 42	1	$353,218.58	0.04%
43 to 48	1	269,839.14	0.03
49 to 54	15	4,516,792.26	0.49
55 to 60	1,802	558,831,832.82	60.42
91 to 96	1	121,902.95	0.01
103 to 108	1	215,400.80	0.02
109 to 114	1	283,030.00	0.03
115 to 120	1,012	360,270,447.42	38.95
Total:	**2,834**	**$924,862,463.97**	**100.00%**

[1] Interest-Only Loans only.

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	1,955	$688,695,042.81	74.45%
36	880	236,307,981.93	25.55
Total:	**2,835**	**$925,003,024.74**	**100.00%**

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
June 2004	222	$78,435,360.59	8.48%
July 2004	174	65,933,890.46	7.13
August 2004	58	15,325,496.57	1.66
September 2004	102	33,165,451.30	3.59
October 2004	249	77,972,086.05	8.43
November 2004	1,024	325,603,169.67	35.20
December 2004	1,006	328,567,570.10	35.52
Total:	**2,835**	**$925,003,024.74**	**100.00%**

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

EFFECTIVE LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.33 to 20.00	14	$2,795,899.31	0.30%
20.01 to 30.00	31	8,660,743.78	0.94
30.01 to 40.00	67	19,404,953.26	2.10
40.01 to 50.00	142	44,177,157.20	4.78
50.01 to 60.00	253	102,273,051.12	11.06
60.01 to 65.00	196	70,153,873.64	7.58
65.01 to 70.00	354	129,194,293.76	13.97
70.01 to 75.00	496	171,849,346.52	18.58
75.01 to 80.00	1061	324,386,074.77	35.07
80.01 to 85.00	28	4,286,817.43	0.46
85.01 to 90.00	81	18,464,778.15	2.00
90.01 to 95.00	75	13,147,009.80	1.42
95.01 to 100.00	37	16,209,026.00	1.75
Total:	**2,835**	**$925,003,024.74**	**100.00%**

EFFECTIVE LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.80 to 10.00	1	$150,773.00	0.02%
10.01 to 20.00	14	2,795,899.31	0.30
20.01 to 30.00	34	9,195,742.78	0.99
30.01 to 40.00	67	19,404,953.26	2.10
40.01 to 50.00	143	44,442,257.20	4.80
50.01 to 60.00	256	103,263,191.12	11.16
60.01 to 65.00	196	70,153,873.64	7.58
65.01 to 70.00	387	144,660,307.76	15.64
70.01 to 75.00	497	172,474,346.52	18.65
75.01 to 80.00	1061	324,386,074.77	35.07
80.01 to 85.00	28	4,286,817.43	0.46
85.01 to 90.00	79	17,427,778.15	1.88
90.01 to 95.00	72	12,361,009.80	1.34
Total:	**2,835**	**$925,003,024.74**	**100.00%**

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	2	$1,640,000.00	0.18%
576 to 579	1	154,000.00	0.02
580 to 599	3	1,835,769.72	0.20
600 to 619	3	771,100.00	0.08
620 to 639	26	7,274,624.39	0.79
640 to 659	105	31,251,007.69	3.38
660 to 679	243	76,502,250.26	8.27
680 to 699	366	128,643,228.02	13.91
700 to 719	373	124,664,719.49	13.48
720 to 739	388	127,956,268.54	13.83
740 to 759	445	149,881,565.00	16.20
760 to 779	474	149,961,771.51	16.21
780 to 799	317	101,057,557.39	10.93
800 to 819	88	22,694,662.73	2.45
820 to 822	1	714,500.00	0.08
Total:	**2,835**	**$925,003,024.74**	**100.00%**

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only	2,834	$924,862,463.97	99.98%
Principal and Interest	1	140,560.77	0.02
Total:	**2,835**	**$925,003,024.74**	**100.00%**

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,697	$487,467,437.57	52.70%
Limited Documentation	605	245,571,199.25	26.55
Alternative Documentation	260	103,480,003.99	11.19
Lite Documentation	241	79,619,602.36	8.61
No Ratio	21	4,782,120.00	0.52
Asset Verification/No Income Verification	9	2,864,661.57	0.31
Reduced Documentation	2	1,218,000.00	0.13
Total:	**2,835**	**$925,003,024.74**	**100.00%**

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,550	$836,892,050.05	90.47%
Second Home	208	71,384,460.85	7.72
Investment	77	16,726,513.84	1.81
Total:	**2,835**	**$925,003,024.74**	**100.00%**

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	1,774	$584,752,475.27	63.22%
Planned Unit Development	806	263,954,825.68	28.54
Condominium	231	67,138,073.79	7.26
Two-to-Four Family	20	7,128,300.00	0.77
Cooperative	3	1,429,350.00	0.15
Townhouse	1	600,000.00	0.06
Total:	**2,835**	**$925,003,024.74**	**100.00%**

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Rate Term	1,175	$338,190,407.04	36.56%
Purchase	863	316,018,368.91	34.16
Refinance - Cashout	797	270,794,248.79	29.27
Total:	**2,835**	**$925,003,024.74**	**100.00%**

TOTAL MORTGAGE LOANS
As of the Statistical Cut-off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	6	$1,143,420.00	0.12%
Alaska	1	216,000.00	0.02
Arizona	244	54,392,046.01	5.88
Arkansas	4	924,999.00	0.10
California	584	264,457,670.51	28.59
Colorado	151	39,010,011.50	4.22
Connecticut	9	7,393,841.00	0.80
Delaware	5	1,598,964.99	0.17
District of Columbia	2	588,800.00	0.06
Florida	273	95,304,990.24	10.30
Georgia	146	42,366,767.75	4.58
Hawaii	12	6,543,730.00	0.71
Idaho	5	1,309,584.52	0.14
Illinois	64	25,771,806.60	2.79
Indiana	11	2,972,853.84	0.32
Iowa	2	658,600.00	0.07
Kansas	19	4,484,704.98	0.48
Kentucky	23	5,489,969.83	0.59
Louisiana	8	1,755,198.00	0.19
Maine	5	1,060,320.00	0.11
Maryland	72	25,813,227.04	2.79
Massachusetts	60	27,293,003.59	2.95
Michigan	57	16,292,663.20	1.76
Minnesota	39	11,679,284.84	1.26
Mississippi	1	133,000.00	0.01
Missouri	14	4,137,545.00	0.45
Montana	3	1,043,000.00	0.11
Nevada	67	21,699,439.95	2.35
New Hampshire	1	130,000.00	0.01
New Jersey	65	27,754,245.36	3.00
New Mexico	8	1,642,620.00	0.18
New York	44	20,434,017.16	2.21
North Carolina	90	25,086,368.73	2.71
Ohio	230	38,883,498.08	4.20
Oklahoma	8	1,536,200.00	0.17
Oregon	30	7,765,750.75	0.84
Pennsylvania	54	16,562,343.10	1.79
Rhode Island	3	874,400.00	0.09
South Carolina	36	11,586,589.58	1.25
South Dakota	1	75,000.00	0.01
Tennessee	29	6,156,092.79	0.67
Texas	120	29,503,140.42	3.19
Utah	37	7,867,737.69	0.85
Virginia	103	32,316,073.43	3.49
Washington	80	28,753,955.27	3.11
West Virginia	1	357,749.99	0.04
Wisconsin	7	2,017,800.00	0.22
Wyoming	1	164,000.00	0.02
Total:	**2,835**	**$925,003,024.74**	**100.00%**

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

TOTAL CURRENT BALANCE	$522,193,359		
NUMBER OF LOANS	1,614		
		Minimum	Maximum
AVG CURRENT BALANCE	$323,539.88	$47,890.00	$2,000,000.00
AVG ORIGINAL BALANCE	$323,596.50	$48,000.00	$2,000,000.00
WAVG LOAN RATE	3.175%	2.500%	4.500%
WAVG EXPENSE FEE(1)	0.382%	0.382%	0.507%
WAVG NET LOAN RATE	2.791%	2.119%	3.804%
WAVG GROSS MARGIN	1.880%	1.250%	3.625%
WAVG MAXIMUM LOAN RATE	12.002%	8.500%	15.750%
WAVG ORIGINAL LTV	70.56%	12.33%	100.00%
WAVG EFFECTIVE LTV(2)	70.08%	12.33%	95.00%
WAVG CREDIT SCORE	730	584	818
WAVG ORIGINAL TERM	345 months	300 months	360 months
WAVG REMAINING TERM	344 months	273 months	360 months
WAV SEASONING	0 months	0 months	27 months
WAVG NEXT RATE RESET	6 months	1 months	7 months
WAVG RATE ADJ FREQ	6 months	6 months	6 months
WAVG FIRST RATE ADJ FREQ	6 months	6 months	6 months
WAVG IO ORIGNAL TERM (3)	82 months	60 months	120 months
WAVG IO REMAINING TERM (3)	82 months	41 months	120 months
TOP STATE CONCENTRATIONS($)	CA(30.21%),FL(8.75%),AZ(6.14%),GA(5.26%),CO(4.74%)		
MAXIMUM ZIP CODE CONCENTRATION($)	07762(0.61%)		
FIRST PAY DATE		03/01/02	07/01/04
RATE CHANGE DATE		06/01/04	12/01/04
MATURITY DATE		02/01/27	06/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.
(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.
(3) Interest-Only Loans only.

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6 M LIBOR	1614	$522,193,358.56	100.00%
Total:	**1,614**	**$522,193,358.56**	**100.00%**

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	1,614	$522,193,358.56	100.00%
Total:	**1,614**	**$522,193,358.56**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
47,890.00 to 100,000.00	92	$7,391,870.72	1.42%
100,000.01 to 200,000.00	538	80,742,454.11	15.46
200,000.01 to 300,000.00	329	81,786,989.83	15.66
300,000.01 to 400,000.00	232	81,823,033.15	15.67
400,000.01 to 500,000.00	156	70,437,940.53	13.49
500,000.01 to 600,000.00	101	56,317,956.98	10.78
600,000.01 to 700,000.00	69	44,370,738.36	8.50
700,000.01 to 800,000.00	37	27,903,486.71	5.34
800,000.01 to 900,000.00	9	7,771,750.00	1.49
900,000.01 to 1,000,000.00	25	24,427,596.99	4.68
1,000,000.01 to 1,500,000.00	13	16,579,850.00	3.18
1,500,000.01 to 2,000,000.00	13	22,639,691.18	4.34
Total:	**1,614**	**$522,193,358.56**	**100.00%**

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.500 to 2.500	12	$2,793,542.49	0.53%
2.501 to 2.750	121	41,694,511.98	7.98
2.751 to 3.000	391	128,032,405.81	24.52
3.001 to 3.250	626	203,235,805.48	38.92
3.251 to 3.500	369	115,743,892.33	22.16
3.501 to 3.750	85	28,534,047.83	5.46
3.751 to 4.000	5	1,206,195.00	0.23
4.001 to 4.250	4	739,350.00	0.14
4.251 to 4.500	1	213,607.64	0.04
Total:	**1,614**	**$522,193,358.56**	**100.00%**

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.250	12	$2,863,000.00	0.55%
1.375	34	11,524,869.32	2.21
1.500	67	20,092,587.09	3.85
1.625	358	120,034,227.85	22.99
1.750	203	63,226,067.95	12.11
1.875	303	93,277,417.87	17.86
1.880	1	138,600.00	0.03
2.000	263	90,455,644.70	17.32
2.125	129	42,407,281.54	8.12
2.250	185	62,337,861.77	11.94
2.375	13	2,418,769.99	0.46
2.500	37	11,672,627.84	2.24
2.625	1	161,500.00	0.03
2.750	1	246,545.00	0.05
2.875	1	152,000.00	0.03
3.000	2	487,900.00	0.09
3.125	1	247,500.00	0.05
3.250	1	213,607.64	0.04
3.625	2	235,350.00	0.05
Total:	**1,614**	**$522,193,358.56**	**100.00%**

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300	340	$132,726,108.53	25.42%
360	1,274	389,467,250.03	74.58
Total:	**1,614**	**$522,193,358.56**	**100.00%**

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
273 to 276	1	$121,902.95	0.02%
295 to 300	339	132,604,205.58	25.39
337 to 342	1	353,218.58	0.07
343 to 348	1	269,839.14	0.05
349 to 354	9	2,836,947.69	0.54
355 to 360	1,263	386,007,244.62	73.92
Total:	**1,614**	**$522,193,358.56**	**100.00%**

IO REMAINING TERM (Months) (1)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
41 to 42	1	$353,218.58	0.07%
43 to 48	1	269,839.14	0.05
49 to 54	9	2,836,947.69	0.54
55 to 60	1,048	323,319,034.28	61.92
91 to 96	1	121,902.95	0.02
115 to 120	554	195,292,415.92	37.40
Total:	**1,614**	**$522,193,358.56**	**100.00%**

(1) Interest-Only Loans only.

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	1,088	$383,390,885.01	73.42%
36	526	138,802,473.55	26.58
Total:	**1,614**	**$522,193,358.56**	**100.00%**

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
June 2004	6	$1,989,425.89	0.38%
July 2004	7	1,418,240.26	0.27
August 2004	35	8,801,904.52	1.69
September 2004	71	23,312,239.10	4.46
October 2004	162	49,901,294.73	9.56
November 2004	672	216,144,696.96	41.39
December 2004	661	220,625,557.10	42.25
Total:	**1,614**	**$522,193,358.56**	**100.00%**

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.33 to 20.00	8	$998,599.31	0.19%
20.01 to 30.00	19	4,837,842.99	0.93
30.01 to 40.00	43	12,529,881.26	2.40
40.01 to 50.00	77	23,001,983.80	4.40
50.01 to 60.00	153	61,162,581.35	11.71
60.01 to 65.00	97	34,514,645.88	6.61
65.01 to 70.00	196	69,792,186.14	13.37
70.01 to 75.00	294	101,971,555.78	19.53
75.01 to 80.00	597	183,923,782.91	35.22
80.01 to 85.00	21	3,233,856.66	0.62
85.01 to 90.00	48	10,639,751.93	2.04
90.01 to 95.00	46	8,241,350.55	1.58
95.01 to 100.00	15	7,345,340.00	1.41
Total:	**1,614**	**$522,193,358.56**	**100.00%**

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

EFFECTIVE LTV (1) (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.33 to 20.00	8	$998,599.31	0.19%
20.01 to 30.00	20	5,098,842.99	0.98
30.01 to 40.00	43	12,529,881.26	2.40
40.01 to 50.00	77	23,001,983.80	4.40
50.01 to 60.00	154	61,392,721.35	11.76
60.01 to 65.00	97	34,514,645.88	6.61
65.01 to 70.00	211	77,387,386.14	14.82
70.01 to 75.00	294	101,971,555.78	19.53
75.01 to 80.00	597	183,923,782.91	35.22
80.01 to 85.00	21	3,233,856.66	0.62
85.01 to 90.00	47	10,252,751.93	1.96
90.01 to 95.00	45	7,887,350.55	1.51
Total:	**1,614**	**$522,193,358.56**	**100.00%**

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
584 to 599	1	$174,000.00	0.03%
600 to 619	1	367,000.00	0.07
620 to 639	15	4,073,451.39	0.78
640 to 659	56	17,230,666.53	3.30
660 to 679	147	44,661,993.27	8.55
680 to 699	200	73,826,135.08	14.14
700 to 719	219	70,373,811.28	13.48
720 to 739	238	76,772,497.67	14.70
740 to 759	234	77,187,306.96	14.78
760 to 779	281	91,857,351.14	17.59
780 to 799	173	53,762,903.28	10.30
800 to 818	49	11,906,241.96	2.28
Total:	**1,614**	**$522,193,358.56**	**100.00%**

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only	1,614	$522,193,358.56	100.00%
Total:	**1,614**	**$522,193,358.56**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	967	$276,716,301.28	52.99%
Limited Documentation	365	149,849,216.75	28.70
Alternative Documentation	135	51,998,473.03	9.96
Lite Documentation	125	38,048,497.50	7.29
No Ratio	14	2,834,170.00	0.54
Asset Verification/No Income Verification	6	1,528,700.00	0.29
Reduced Documentation	2	1,218,000.00	0.23
Total:	**1,614**	**$522,193,358.56**	**100.00%**

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,473	$477,740,865.72	91.49%
Second Home	108	39,206,157.85	7.51
Investment	33	5,246,334.99	1.00
Total:	**1,614**	**$522,193,358.56**	**100.00%**

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	1,007	$331,758,727.94	63.53%
Planned Unit Development	462	147,000,166.93	28.15
Condominium	131	38,444,063.69	7.36
Two-to-Four Family	12	4,090,400.00	0.78
Townhouse	1	600,000.00	0.11
Cooperative	1	300,000.00	0.06
Total:	**1,614**	**$522,193,358.56**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Rate Term	697	$203,928,983.41	39.05%
Purchase	484	177,851,008.75	34.06
Refinance - Cashout	433	140,413,366.40	26.89
Total:	**1,614**	**$522,193,358.56**	**100.00%**

GROUP 1 MORTGAGE LOANS
As of the Statistical Cut-off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	4	$747,120.00	0.14%
Arizona	148	32,072,755.03	6.14
Arkansas	3	805,000.00	0.15
California	349	157,766,907.75	30.21
Colorado	90	24,759,628.58	4.74
Connecticut	2	1,166,000.00	0.22
Delaware	3	768,196.00	0.15
District of Columbia	2	588,800.00	0.11
Florida	135	45,681,262.25	8.75
Georgia	95	27,448,967.73	5.26
Hawaii	8	3,879,380.00	0.74
Idaho	1	650,000.00	0.12
Illinois	31	11,846,016.60	2.27
Indiana	6	1,916,039.14	0.37
Kansas	7	2,813,700.00	0.54
Kentucky	15	3,533,738.23	0.68
Louisiana	2	620,000.00	0.12
Maine	5	1,060,320.00	0.20
Maryland	42	15,736,850.58	3.01
Massachusetts	38	19,144,234.65	3.67
Michigan	22	5,713,050.00	1.09
Minnesota	21	5,865,374.99	1.12
Missouri	7	1,170,370.00	0.22
Montana	2	465,000.00	0.09
Nevada	41	11,475,411.95	2.20
New Hampshire	1	130,000.00	0.02
New Jersey	33	14,546,315.36	2.79
New Mexico	4	472,050.00	0.09
New York	24	11,481,967.17	2.20
North Carolina	53	15,931,921.68	3.05
Ohio	130	22,352,792.56	4.28
Oklahoma	6	1,278,200.00	0.24
Oregon	14	4,060,220.00	0.78
Pennsylvania	34	10,347,843.53	1.98
Rhode Island	1	582,000.00	0.11
South Carolina	22	8,064,439.58	1.54
South Dakota	1	75,000.00	0.01
Tennessee	12	2,488,949.99	0.48
Texas	64	13,611,989.43	2.61
Utah	31	6,546,499.98	1.25
Virginia	62	19,010,693.31	3.64
Washington	37	11,685,752.49	2.24
Wisconsin	6	1,832,600.00	0.35
Total:	**1,614**	**$522,193,358.56**	**100.00%**

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

TOTAL CURRENT BALANCE	$193,930,916		
NUMBER OF LOANS	547		
		Minimum	**Maximum**
AVG CURRENT BALANCE	$354,535.49	$53,000.00	$2,641,641.00
AVG ORIGINAL BALANCE	$354,707.69	$53,000.00	$2,641,641.00
WAVG LOAN RATE	2.974%	2.375%	4.625%
WAVG EXPENSE FEE(1)	0.382%	0.382%	0.757%
WAVG NET LOAN RATE	2.590%	1.994%	4.244%
WAVG GROSS MARGIN	1.801%	1.250%	3.375%
WAVG MAXIMUM LOAN RATE	11.983%	8.375%	15.375%
WAVG ORIGINAL LTV	70.29%	17.06%	100.00%
WAVG EFFECTIVE LTV(2)	69.35%	9.80%	95.00%
WAVG CREDIT SCORE	732	576	822
WAVG ORIGINAL TERM	340 months	300 months	360 months
WAVG REMAINING TERM	339 months	296 months	360 months
WAV SEASONING	0 months	0 months	9 months
WAVG NEXT RATE RESET	3 months	1 months	7 months
WAVG RATE ADJ FREQ	2 months	1 months	6 months
WAVG FIRST RATE ADJ FREQ	2 months	1 months	6 months
WAVG IO ORIGNAL TERM (3)	88 months	60 months	120 months
WAVG IO REMAINING TERM (3)	87 months	51 months	120 months
TOP STATE CONCENTRATIONS($)	CA(24.61%),FL(14.77%),WA(6.06%),AZ(4.51%),NJ(4.10%)		
MAXIMUM ZIP CODE CONCENTRATION($)	98074(1.71%)		
FIRST PAY DATE		09/01/03	07/01/04
RATE CHANGE DATE		06/01/04	12/01/04
MATURITY DATE		01/01/29	06/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.
(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.
(3) Interest-Only Loans only.

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 M LIBOR	370	$137,528,350.57	70.92%
6 M LIBOR	177	56,402,565.08	29.08
Total:	**547**	**$193,930,915.65**	**100.00%**

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	547	$193,930,915.65	100.00%
Total:	**547**	**$193,930,915.65**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
53,000.00 to 100,000.00	38	$2,998,004.99	1.55%
100,000.01 to 200,000.00	159	23,946,082.75	12.35
200,000.01 to 300,000.00	105	27,083,903.73	13.97
300,000.01 to 400,000.00	84	29,122,115.50	15.02
400,000.01 to 500,000.00	49	22,235,177.70	11.47
500,000.01 to 600,000.00	42	22,829,899.98	11.77
600,000.01 to 700,000.00	30	19,348,273.16	9.98
700,000.01 to 800,000.00	10	7,512,500.00	3.87
800,000.01 to 900,000.00	4	3,370,600.00	1.74
900,000.01 to 1,000,000.00	14	13,657,016.84	7.04
1,000,000.01 to 1,500,000.00	4	5,323,200.00	2.74
1,500,000.01 to 2,000,000.00	6	11,362,500.00	5.86
2,000,000.01 to 2,500,000.00	1	2,500,000.00	1.29
2,500,000.01 to 2,641,641.00	1	2,641,641.00	1.36
Total:	**547**	**$193,930,915.65**	**100.00%**

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.375 to 2.500	15	$4,816,049.71	2.48%
2.501 to 2.750	149	60,007,392.98	30.94
2.751 to 3.000	152	55,577,194.91	28.66
3.001 to 3.250	139	46,673,629.41	24.07
3.251 to 3.500	70	21,021,488.63	10.84
3.501 to 3.750	18	5,144,650.00	2.65
3.751 to 4.000	1	148,484.53	0.08
4.251 to 4.500	2	401,464.71	0.21
4.501 to 4.625	1	140,560.77	0.07
Total:	**547**	**$193,930,915.65**	**100.00%**

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.250	14	$4,844,650.00	2.50%
1.375	6	1,500,766.71	0.77
1.500	120	50,360,614.61	25.97
1.625	71	22,858,030.92	11.79
1.750	61	18,948,875.29	9.77
1.875	94	34,270,453.04	17.67
2.000	68	27,343,437.13	14.10
2.125	38	12,718,803.18	6.56
2.250	51	14,543,052.82	7.50
2.375	8	1,957,852.71	1.01
2.500	12	3,751,400.00	1.93
2.625	1	283,030.00	0.15
2.875	1	148,484.53	0.08
3.250	1	242,250.00	0.12
3.375	1	159,214.71	0.08
Total:	**547**	**$193,930,915.65**	**100.00%**

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300	156	$64,952,750.28	33.49%
360	391	128,978,165.37	66.51
Total:	**547**	**$193,930,915.65**	**100.00%**

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
296 to 300	156	$64,952,750.28	33.49%
349 to 354	3	1,290,403.18	0.67
355 to 360	388	127,687,762.19	65.84
Total:	**547**	**$193,930,915.65**	**100.00%**

IO REMAINING TERM (Months) (1)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
510 to 54	2	$1,007,373.18	0.52%
55 to 60	302	103,362,699.62	53.34
109 to 114	1	283,030.00	0.15
115 to 120	241	89,137,252.08	46.00
Total:	**546**	**$193,790,354.88**	**100.00%**

(1) Interest-Only Loans only.

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	411	$153,089,105.35	78.94%
36	136	40,841,810.30	21.06
Total:	**547**	**$193,930,915.65**	**100.00%**

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
June 2004	212	$75,656,635.44	39.01%
July 2004	164	64,057,267.78	33.03
August 2004	3	1,050,443.89	0.54
September 2004	5	1,374,742.79	0.71
October 2004	13	2,739,774.00	1.41
November 2004	79	26,174,854.75	13.50
December 2004	71	22,877,197.00	11.80
Total:	**547**	**$193,930,915.65**	**100.00%**

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
17.06 to 20.00	4	$1,613,300.00	0.83%
20.01 to 30.00	5	1,895,000.00	0.98
30.01 to 40.00	7	2,239,824.00	1.15
40.01 to 50.00	36	13,893,573.82	7.16
50.01 to 60.00	48	19,858,385.79	10.24
60.01 to 65.00	37	14,987,479.37	7.73
65.01 to 70.00	67	27,378,667.34	14.12
70.01 to 75.00	83	31,191,484.93	16.08
75.01 to 80.00	216	69,280,472.49	35.72
80.01 to 85.00	2	268,660.77	0.14
85.01 to 90.00	17	3,722,026.87	1.92
90.01 to 95.00	11	2,034,054.27	1.05
95.01 to 100.00	14	5,567,986.00	2.87
Total:	**547**	**$193,930,915.65**	**100.00%**

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

EFFECTIVE LTV (1) (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.80 to 10.00	1	$150,773.00	0.08%
10.01 to 20.00	4	1,613,300.00	0.83
20.01 to 30.00	7	2,168,999.00	1.12
30.01 to 40.00	7	2,239,824.00	1.15
40.01 to 50.00	36	13,893,573.82	7.16
50.01 to 60.00	49	19,968,385.79	10.30
60.01 to 65.00	37	14,987,479.37	7.73
65.01 to 70.00	77	31,868,881.34	16.43
70.01 to 75.00	84	31,816,484.93	16.41
75.01 to 80.00	216	69,280,472.49	35.72
80.01 to 85.00	2	268,660.77	0.14
85.01 to 90.00	17	3,722,026.87	1.92
90.01 to 95.00	10	1,952,054.27	1.01
Total:	**547**	**$193,930,915.65**	**100.00%**

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	1	$800,000.00	0.41%
576 to 579	1	154,000.00	0.08
580 to 599	2	1,661,769.72	0.86
600 to 619	1	139,000.00	0.07
620 to 639	2	410,773.01	0.21
640 to 659	21	6,911,397.06	3.56
660 to 679	48	16,868,788.01	8.70
680 to 699	72	25,558,943.75	13.18
700 to 719	62	23,700,423.75	12.22
720 to 739	65	22,538,163.29	11.62
740 to 759	89	33,006,404.86	17.02
760 to 779	97	30,011,259.18	15.48
780 to 799	69	26,227,372.25	13.52
800 to 819	16	5,228,120.77	2.70
820 to 822	1	714,500.00	0.37
Total:	**547**	**$193,930,915.65**	**100.00%**

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only	546	$193,790,354.88	99.93%
Principal and Interest	1	140,560.77	0.07
Total:	**547**	**$193,930,915.65**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	305	$93,487,774.64	48.21%
Limited Documentation	101	41,832,583.28	21.57
Alternative Documentation	70	32,840,000.96	16.93
Lite Documentation	68	24,828,646.00	12.80
No Ratio	2	801,350.00	0.41
Asset Verification/No Income Verification	1	140,560.77	0.07
Total:	**547**	**$193,930,915.65**	**100.00%**

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	463	$167,284,317.79	86.26%
Second Home	57	19,121,829.00	9.86
Investment	27	7,524,768.86	3.88
Total:	**547**	**$193,930,915.65**	**100.00%**

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	342	$122,374,314.17	63.10%
Planned Unit Development	146	54,046,994.37	27.87
Condominium	51	14,129,357.11	7.29
Two-to-Four Family	7	2,950,900.00	1.52
Cooperative	1	429,350.00	0.22
Total:	**547**	**$193,930,915.65**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Cashout	168	$69,393,683.31	35.78%
Purchase	178	64,852,549.14	33.44
Refinance - Rate Term	201	59,684,683.20	30.78
Total:	**547**	**$193,930,915.65**	**100.00%**

GROUP 2 MORTGAGE LOANS
As of the Statistical Cut-off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Arizona	34	$8,748,291.00	4.51%
Arkansas	1	119,999.00	0.06
California	98	47,723,026.51	24.61
Colorado	30	6,881,814.63	3.55
Connecticut	4	5,421,641.00	2.80
Florida	73	28,651,750.92	14.77
Georgia	15	4,562,529.77	2.35
Hawaii	2	876,350.00	0.45
Idaho	1	148,484.53	0.08
Illinois	12	4,525,840.00	2.33
Indiana	1	159,214.71	0.08
Iowa	1	533,000.00	0.27
Kansas	7	874,100.00	0.45
Kentucky	2	512,398.59	0.26
Louisiana	1	238,400.00	0.12
Maryland	13	4,738,894.57	2.44
Massachusetts	12	4,615,452.19	2.38
Michigan	18	4,780,029.23	2.46
Minnesota	10	3,428,359.86	1.77
Missouri	2	912,800.00	0.47
Nevada	12	3,885,909.00	2.00
New Jersey	18	7,958,730.00	4.10
New Mexico	3	545,570.00	0.28
New York	11	6,132,800.00	3.16
North Carolina	15	4,145,513.20	2.14
Ohio	45	7,941,999.53	4.10
Oregon	8	2,134,230.00	1.10
Pennsylvania	7	2,028,900.00	1.05
Rhode Island	1	155,400.00	0.08
South Carolina	7	1,404,900.00	0.72
Tennessee	10	2,387,592.80	1.23
Texas	23	7,046,651.00	3.63
Utah	3	661,737.71	0.34
Virginia	23	7,300,053.12	3.76
Washington	24	11,748,552.78	6.06
Total:	**547**	**$193,930,915.65**	**100.00%**

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

		Minimum	Maximum
TOTAL CURRENT BALANCE	$208,878,751		
NUMBER OF LOANS	674		
AVG CURRENT BALANCE	$309,909.13	$42,000.00	$1,820,000.00
AVG ORIGINAL BALANCE	$309,964.37	$42,000.00	$1,820,000.00
WAVG LOAN RATE	3.156%	2.375%	3.905%
WAVG EXPENSE FEE(1)	0.383%	0.382%	1.007%
WAVG NET LOAN RATE	2.772%	1.994%	3.524%
WAVG GROSS MARGIN	1.866%	1.250%	3.375%
WAVG MAXIMUM LOAN RATE	12.006%	12.000%	15.500%
WAVG ORIGINAL LTV	70.66%	15.74%	100.00%
WAVG EFFECTIVE LTV(2)	70.03%	15.74%	95.00%
WAVG CREDIT SCORE	730	609	816
WAVG ORIGINAL TERM	346 months	300 months	360 months
WAVG REMAINING TERM	346 months	285 months	360 months
WAV SEASONING	0 months	0 months	15 months
WAVG NEXT RATE RESET	6 months	1 months	7 months
WAVG RATE ADJ FREQ	6 months	6 months	6 months
WAVG FIRST RATE ADJ FREQ	6 months	6 months	6 months
WAVG IO ORIGNAL TERM (3)	82 months	60 months	120 months
WAVG IO REMAINING TERM (3)	82 months	49 months	120 months
TOP STATE CONCENTRATIONS($)	CA(28.23%),FL(10.04%),AZ(6.50%),GA(4.96%),IL(4.50%)		
MAXIMUM ZIP CODE CONCENTRATION($)	92037(1.59%)		
FIRST PAY DATE		03/01/03	07/01/04
RATE CHANGE DATE		06/01/04	12/01/04
MATURITY DATE		02/01/28	06/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.
(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.
(3) Interest-Only Loans only.

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6 M LIBOR	674	$208,878,750.53	100.00%
Total:	**674**	**$208,878,750.53**	**100.00%**

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	674	$208,878,750.53	100.00%
Total:	**674**	**$208,878,750.53**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
42,000.00 to 100,000.00	49	$3,903,749.34	1.87%
100,000.01 to 200,000.00	212	31,620,462.70	15.14
200,000.01 to 300,000.00	152	37,395,288.08	17.90
300,000.01 to 400,000.00	99	35,012,223.98	16.76
400,000.01 to 500,000.00	64	29,235,617.60	14.00
500,000.01 to 600,000.00	36	20,118,099.99	9.63
600,000.01 to 700,000.00	28	18,186,764.85	8.71
700,000.01 to 800,000.00	8	6,146,450.00	2.94
800,000.01 to 900,000.00	7	5,944,600.00	2.85
900,000.01 to 1,000,000.00	12	11,625,493.99	5.57
1,000,000.01 to 1,500,000.00	6	7,870,000.00	3.77
1,500,000.01 to 1,820,000.00	1	1,820,000.00	0.87
Total:	**674**	**$208,878,750.53**	**100.00%**

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.375 to 2.500	7	$2,369,600.00	1.13%
2.501 to 2.750	61	18,073,239.63	8.65
2.751 to 3.000	167	54,814,944.14	26.24
3.001 to 3.250	256	80,868,916.91	38.72
3.251 to 3.500	148	42,762,912.33	20.47
3.501 to 3.750	33	9,815,037.52	4.70
3.751 to 3.905	2	174,100.00	0.08
Total:	**674**	**$208,878,750.53**	**100.00%**

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.250	8	$2,094,250.00	1.00%
1.375	17	5,288,200.00	2.53
1.500	25	6,616,399.18	3.17
1.625	145	48,884,099.60	23.40
1.750	81	23,897,899.99	11.44
1.875	132	37,706,595.02	18.05
2.000	125	44,264,391.63	21.19
2.125	53	15,606,968.98	7.47
2.250	68	19,994,036.34	9.57
2.375	3	1,337,300.00	0.64
2.500	14	2,829,410.53	1.35
2.625	1	185,099.26	0.09
3.375	2	174,100.00	0.08
Total:	**674**	**$208,878,750.53**	**100.00%**

Group 3 Mortgage Loans
As of the Statistical Cut-off Date

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300	128	$49,057,927.08	23.49%
360	546	159,820,823.45	76.51
Total:	**674**	**$208,878,750.53**	**100.00%**

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
285 to 288	1	$215,400.80	0.10%
295 to 300	127	48,842,526.28	23.38
349 to 354	4	672,471.39	0.32
355 to 360	542	159,148,352.06	76.19
Total:	**674**	**$208,878,750.53**	**100.00%**

IO REMAINING TERM (Months) (1)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
49 to 54	4	$672,471.39	0.32%
55 to 60	452	132,150,098.92	63.27
103 to 108	1	215,400.80	0.10
115 to 120	217	75,840,779.42	36.31
Total:	**674**	**$208,878,750.53**	**100.00%**

(1) Interest-Only Loans only.

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	456	$152,215,052.45	72.87%
36	218	56,663,698.08	27.13
Total:	**674**	**$208,878,750.53**	**100.00%**

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
June 2004	4	$789,299.26	0.38%
July 2004	3	458,382.42	0.22
August 2004	20	5,473,148.16	2.62
September 2004	26	8,478,469.41	4.06
October 2004	74	25,331,017.32	12.13
November 2004	273	83,283,617.96	39.87
December 2004	274	85,064,816.00	40.72
Total:	**674**	**$208,878,750.53**	**100.00%**

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
15.74 to 20.00	2	$184,000.00	0.09%
20.01 to 30.00	7	1,927,900.79	0.92
30.01 to 40.00	17	4,635,248.00	2.22
40.01 to 50.00	29	7,281,599.58	3.49
50.01 to 60.00	52	21,252,083.98	10.17
60.01 to 65.00	62	20,651,748.39	9.89
65.01 to 70.00	91	32,023,440.28	15.33
70.01 to 75.00	119	38,686,305.81	18.52
75.01 to 80.00	248	71,181,819.37	34.08
80.01 to 85.00	5	784,300.00	0.38
85.01 to 90.00	16	4,102,999.35	1.96
90.01 to 95.00	18	2,871,604.98	1.37
95.01 to 100.00	8	3,295,700.00	1.58
Total:	**674**	**$208,878,750.53**	**100.00%**

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

EFFECTIVE LTV [1] (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
15.74 to 20.00	2	$184,000.00	0.09%
20.01 to 30.00	7	1,927,900.79	0.92
30.01 to 40.00	17	4,635,248.00	2.22
40.01 to 50.00	30	7,546,699.58	3.61
50.01 to 60.00	53	21,902,083.98	10.49
60.01 to 65.00	62	20,651,748.39	9.89
65.01 to 70.00	99	35,404,040.28	16.95
70.01 to 75.00	119	38,686,305.81	18.52
75.01 to 80.00	248	71,181,819.37	34.08
80.01 to 85.00	5	784,300.00	0.38
85.01 to 90.00	15	3,452,999.35	1.65
90.01 to 95.00	17	2,521,604.98	1.21
Total:	**674**	**$208,878,750.53**	**100.00%**

[1] Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	1	$840,000.00	0.40%
609 to 619	1	265,100.00	0.13
620 to 639	9	2,790,399.99	1.34
640 to 659	28	7,108,944.10	3.40
660 to 679	48	14,971,468.98	7.17
680 to 699	94	29,258,149.19	14.01
700 to 719	92	30,590,484.46	14.65
720 to 739	85	28,645,607.58	13.71
740 to 759	122	39,687,853.18	19.00
760 to 779	96	28,093,161.19	13.45
780 to 799	75	21,067,281.86	10.09
800 to 816	23	5,560,300.00	2.66
Total:	**674**	**$208,878,750.53**	**100.00%**

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only	674	$208,878,750.53	100.00%
Total:	**674**	**$208,878,750.53**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	425	$117,263,361.65	56.14%
Limited Documentation	139	53,889,399.22	25.80
Alternative Documentation	55	18,641,530.00	8.92
Lite Documentation	48	16,742,458.86	8.02
Asset Verification/No Income Verification	2	1,195,400.80	0.57
No Ratio	5	1,146,600.00	0.55
Total:	**674**	**$208,878,750.53**	**100.00%**

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	614	$191,866,866.54	91.86%
Second Home	43	13,056,474.00	6.25
Investment	17	3,955,409.99	1.89
Total:	**674**	**$208,878,750.53**	**100.00%**

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	425	$130,619,433.16	62.53%
Planned Unit Development	198	62,907,664.38	30.12
Condominium	49	14,564,652.99	6.97
Cooperative	1	700,000.00	0.34
Two-to-Four Family	1	87,000.00	0.04
Total:	**674**	**$208,878,750.53**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Rate Term	277	$74,576,740.43	35.70%
Purchase	201	73,314,811.02	35.10
Refinance - Cashout	196	60,987,199.08	29.20
Total:	**674**	**$208,878,750.53**	**100.00%**

GROUP 3 MORTGAGE LOANS
As of the Statistical Cut-off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	2	$396,300.00	0.19%
Alaska	1	216,000.00	0.10
Arizona	62	13,570,999.98	6.50
California	137	58,967,736.25	28.23
Colorado	31	7,368,568.29	3.53
Connecticut	3	806,200.00	0.39
Delaware	2	830,768.99	0.40
Florida	65	20,971,977.07	10.04
Georgia	36	10,355,270.25	4.96
Hawaii	2	1,788,000.00	0.86
Idaho	3	511,099.99	0.24
Illinois	21	9,399,950.00	4.50
Indiana	4	897,599.99	0.43
Iowa	1	125,600.00	0.06
Kansas	5	796,904.98	0.38
Kentucky	6	1,443,833.01	0.69
Louisiana	5	896,798.00	0.43
Maryland	17	5,337,481.89	2.56
Massachusetts	10	3,533,316.75	1.69
Michigan	17	5,799,583.97	2.78
Minnesota	8	2,385,549.99	1.14
Mississippi	1	133,000.00	0.06
Missouri	5	2,054,375.00	0.98
Montana	1	578,000.00	0.28
Nevada	14	6,338,119.00	3.03
New Jersey	14	5,249,200.00	2.51
New Mexico	1	625,000.00	0.30
New York	9	2,819,249.99	1.35
North Carolina	22	5,008,933.85	2.40
Ohio	55	8,588,705.99	4.11
Oklahoma	2	258,000.00	0.12
Oregon	8	1,571,300.75	0.75
Pennsylvania	13	4,185,599.57	2.00
Rhode Island	1	137,000.00	0.07
South Carolina	7	2,117,250.00	1.01
Tennessee	7	1,279,550.00	0.61
Texas	33	8,844,499.99	4.23
Utah	3	659,500.00	0.32
Virginia	18	6,005,327.00	2.88
Washington	19	5,319,650.00	2.55
West Virginia	1	357,749.99	0.17
Wisconsin	1	185,200.00	0.09
Wyoming	1	164,000.00	0.08
Total:	**674**	**$208,878,750.53**	**100.00%**

Discount Margin Table (To Call)

Prepayment Speed	10% CPR *Discount Margin*	15% CPR *Discount Margin*	20% CPR *Discount Margin*	25% CPR *Discount Margin*	30% CPR *Discount Margin*
A-2					
Price 100.00000	28	28	28	28	28
WAL	7.32	5.15	3.87	3.02	2.44
Mod Dur	6.71	4.82	3.67	2.90	2.35
Principal Window	Jul04 - Oct21	Jul04 - May17	Jul04 - Jun14	Jul04 - May12	Jul04 - Nov10
A-3-A					
Price 100.00000	30	30	30	30	30
WAL	7.31	5.14	3.86	3.02	2.44
Mod Dur	6.49	4.70	3.59	2.85	2.32
Principal Window	Jul04 - Oct21	Jul04 - May17	Jul04 - Jun14	Jul04 - May12	Jul04 - Nov10
A-3-B					
Price 100.00000	44	44	44	44	44
WAL	7.31	5.14	3.86	3.02	2.44
Mod Dur	6.44	4.67	3.58	2.84	2.31
Principal Window	Jul04 - Oct21	Jul04 - May17	Jul04 - Jun14	Jul04 - May12	Jul04 - Nov10
B-1					
Price 100.00000	50	50	50	50	50
WAL	12.16	8.74	6.62	5.38	4.57
Mod Dur	10.83	8.01	6.17	5.09	4.35
Principal Window	Dec10 - Oct21	Nov08 - May17	Sep07 - Jun14	Dec06 - May12	Jul06 - Nov10
B-2					
Price 100.00000	88	88	88	88	88
WAL	12.16	8.74	6.62	5.38	4.57
Mod Dur	10.56	7.85	6.08	5.02	4.31
Principal Window	Dec10 - Oct21	Nov08 - May17	Sep07 - Jun14	Dec06 - May12	Jul06 - Nov10

Yield Table (To Call)

X-A	5% CPR *Yield*	10% CPR *Yield*	15% CPR *Yield*	20% CPR *Yield*	25% CPR *Yield*	30% CPR *Yield*	35% CPR *Yield*	40% CPR *Yield*	45% CPR *Yield*	50% CPR *Yield*
Price 2.80362	38.69	32.12	25.30	18.00	9.84	0.67	(9.44)	(20.13)	(31.96)	(45.12)
Mod Duration	2.07	2.12	2.16	2.16	2.13	2.08	2.03	2.00	1.97	1.95

BEEM Table (To Call)

A-1**	5% CPR *BEEM*	10% CPR *BEEM*	15% CPR *BEEM*	20% CPR *BEEM*	25% CPR *BEEM*	30% CPR *BEEM*	35% CPR *BEEM*	40% CPR *BEEM*	45% CPR *BEEM*	50% CPR *BEEM*
Price 102.56226	120	105	88	70	50	27	3	(22)	(50)	(82)
WAL	11.30	7.32	5.14	3.86	3.02	2.44	2.02	1.71	1.46	1.26
Payment Window	Jul04 - Jul27	Jul04 - Oct21	Jul04 - May17	Jul04 - Jun14	Jul04 - May12	Jul04 - Nov10	Jul04 - Oct09	Jul04 - Jan09	Jul04 - May08	Jul04 - Oct07

*Assume 1 Month LIBOR is 1.17% and 6 Month LIBOR is 1.71%
**Bond Equivalent Margin is calculated off 6 Month LIBOR

Discount Margin Table (To Maturity)

Prepayment Speed	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR
	Discount Margin	*Discount Margin*	*Discount Margin*	*Discount Margin*	*Discount Margin*
A-2					
Price 100.00000	29	30	30	30	30
WAL	7.70	5.54	4.20	3.31	2.69
Mod Dur	7.00	5.13	3.95	3.15	2.57
Principal Window	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34
A-3-A					
Price 100.00000	31	31	32	32	32
WAL	7.72	5.54	4.20	3.31	2.69
Mod Dur	6.76	4.98	3.86	3.08	2.53
Principal Window	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34
A-3-B					
Price 100.00000	46	46	47	47	47
WAL	7.72	5.54	4.20	3.31	2.69
Mod Dur	6.70	4.95	3.84	3.07	2.52
Principal Window	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34
B-1					
Price 100.00000	51	52	52	52	53
WAL	13.00	9.58	7.34	6.05	5.22
Mod Dur	11.43	8.65	6.76	5.64	4.91
Principal Window	Dec10 - Jun34	Nov08 - Jun34	Sep07 - Jun34	Dec06 - Jun34	Jul06 - Jun34
B-2					
Price 100.00000	90	91	92	92	93
WAL	13.00	9.58	7.34	6.05	5.22
Mod Dur	11.12	8.46	6.64	5.56	4.84
Principal Window	Dec10 - Jun34	Nov08 - Jun34	Sep07 - Jun34	Dec06 - Jun34	Jul06 - Jun34

Yield Table (To Maturity)

	5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR	45% CPR	50% CPR
X-A	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*
Price 2.80362	38.69	32.14	25.44	18.54	11.29	3.64	(4.32)	(12.51)	(21.22)	(30.26)
Mod Duration	2.07	2.13	2.19	2.24	2.30	2.36	2.45	2.55	2.67	2.83

BEEM Table (To Maturity)

	5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR	45% CPR	50% CPR
A-1**	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*
Price 102.56226	120	107	92	75	57	37	15	(8)	(34)	(62)
WAL	11.57	7.72	5.54	4.2	3.31	2.69	2.23	1.88	1.6	1.38
Payment Window	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Jun34	Jul04 - Mar34

*Assume 1 Month LIBOR is 1.17% and 6 Month LIBOR is 1.71%

**Bond Equivalent Margin is calculated off 6 Month LIBOR

Computational Materials

$910,662,000 (Approximately)

Offered Certificates

Sequoia Mortgage Trust Series 2004-6

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer and Custodian

June 29, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Group 2 Net WAC Cap Schedule for Class A-2
Group 3 Net WAC Cap Schedule for Class A-3-A and Class A-3-B
Subordinate Net WAC Cap Schedule for Class B-1 and Class B-2

Assumptions:
20% CPR
Hard Cap: 11.50%
To Call
Initial 1 Month LIBOR: 1.17%
Initial 6 Month LIBOR: 1.71%

Assumed Mortgage Loan Characteristics

Mortgage Pool	Loan Type	Principal Balance($)	Current Mortgage Rate(%)	Current Net Mortgage Rate(%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Remaining Interest-Only Term (Months)	Gross Margin(%)	Minimum Mortgage Rate(%)	Maximum Mortgage Rate(%)	Next Rate Adjustment Date (Months)
Pool 1	Six-Month LIBOR	368,402,108.19	3.17505	2.79242	341	340	119	1.87047	1.87047	12.00871	5
Pool 1	Six-Month LIBOR	153,792,147.63	3.19848	2.81698	360	359	59	1.92944	1.92944	12.00000	5
Pool 2	One-Month LIBOR	112,353,565.99	2.85456	2.47253	334	334	119	1.72253	1.72253	12.00000	1
Pool 2	One-Month LIBOR	19,337,666.44	2.99685	2.61535	360	359	59	1.86957	1.86957	12.00000	1
Pool 2	Six-Month LIBOR	41,154,162.57	3.18377	2.79687	344	343	119	1.89097	1.89097	12.00000	5
Pool 2	Six-Month LIBOR	21,086,917.64	3.14638	2.76488	360	359	59	1.92643	1.92643	12.00000	5
Pool 3	Six-Month LIBOR	149,080,518.56	3.15326	2.77024	342	341	119	1.85419	1.85419	12.01256	5
Pool 3	Six-Month LIBOR	59,797,597.57	3.18808	2.80658	360	359	59	1.92798	1.92798	12.00000	5

The Group 2 Net WAC Cap, Group 3 Net WAC Cap, and Subordinate Net WAC Cap are calculated using the above noted assumptions. In addition, 1 Month LIBOR and 6 Month LIBOR each increase to 20% after the first period.

Distribution Period	Group 2 Net WAC Cap	Group 3 Net WAC Cap	Subordinate Net WAC Cap
1	2.59%	2.77%	2.74%
2	5.59%	2.77%	3.37%
3	9.03%	2.77%	4.09%
4	9.03%	2.77%	4.09%
5	9.03%	2.77%	4.09%
6	9.03%	2.77%	4.09%
7 and after	11.60%	11.62%	11.62%

TOTAL MORTGAGE LOANS
As Cut-off Date

TOTAL CURRENT BALANCE	$925,004,685		
NUMBER OF LOANS	2,811		
		Minimum	Maximum
AVG CURRENT BALANCE	$329,066.06	$42,000.00	$2,965,000.00
AVG ORIGINAL BALANCE	$329,251.40	$42,000.00	$2,965,000.00
WAVG LOAN RATE	3.133%	2.375%	4.625%
WAVG EXPENSE FEE(1)	0.382%	0.382%	1.007%
WAVG NET LOAN RATE	2.751%	1.994%	3.494%
WAVG GROSS MARGIN	1.866%	1.250%	3.375%
WAVG MAXIMUM LOAN RATE	12.005%	12.000%	15.500%
WAVG ORIGINAL LTV	70.18%	13.10%	100.00%
WAVG EFFECTIVE LTV(2)	69.66%	9.80%	95.00%
WAVG CREDIT SCORE	733	584	822
WAVG ORIGINAL TERM	346 months	300 months	360 months
WAVG REMAINING TERM	345 months	274 months	360 months
WAV SEASONING	1 months	0 months	26 months
WAVG NEXT RATE RESET	5 months	1 months	6 months
WAVG RATE ADJ FREQ	5 months	1 months	6 months
WAVG FIRST RATE ADJ FREQ	5 months	1 months	6 months
WAVG IO ORIGNAL TERM (3)	104 months	60 months	120 months
WAVG IO REMAINING TERM (3)	103 months	40 months	120 months
TOP STATE CONCENTRATIONS($)	CA(33.18%),FL(9.10%),AZ(5.99%),GA(4.14%),OH(3.86%)		
MAXIMUM ZIP CODE CONCENTRATION($)	33301(0.55%)		
FIRST PAY DATE		05/01/02	07/01/04
RATE CHANGE DATE		07/01/04	12/01/04
MATURITY DATE		04/01/27	06/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.

(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

(3) Interest-Only Loans only.

TOTAL MORTGAGE LOANS
As Cut-off Date

IO REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
40 to 42	2	$623,057.72	0.07%
43 to 48	1	100,356.98	0.01
49 to 54	18	5,530,204.00	0.60
55 to 60	728	247,760,710.58	26.78
91 to 96	1	1,070,000.00	0.12
109 to 114	1	247,715.59	0.03
115 to 120	2,060	669,672,639.72	72.40
Total:	**2,811**	**$925,004,684.59**	**100.00%**

GROUP 1 MORTGAGE LOANS
As Cut-off Date

TOTAL CURRENT BALANCE	$522,194,256		
NUMBER OF LOANS	1,606		
		Minimum	Maximum
AVG CURRENT BALANCE	$325,152.09	$42,115.63	$2,965,000.00
AVG ORIGINAL BALANCE	$325,421.92	$50,000.00	$2,965,000.00
WAVG LOAN RATE	3.182%	2.500%	4.375%
WAVG EXPENSE FEE(1)	0.382%	0.382%	0.507%
WAVG NET LOAN RATE	2.800%	2.119%	3.494%
WAVG GROSS MARGIN	1.888%	1.250%	3.125%
WAVG MAXIMUM LOAN RATE	12.006%	12.000%	15.500%
WAVG ORIGINAL LTV	69.98%	13.10%	100.00%
WAVG EFFECTIVE LTV(2)	69.61%	13.10%	95.00%
WAVG CREDIT SCORE	732	584	818
WAVG ORIGINAL TERM	346 months	300 months	360 months
WAVG REMAINING TERM	346 months	274 months	360 months
WAV SEASONING	1 months	0 months	26 months
WAVG NEXT RATE RESET	5 months	1 months	6 months
WAVG RATE ADJ FREQ	6 months	6 months	6 months
WAVG FIRST RATE ADJ FREQ	6 months	6 months	6 months
WAVG IO ORIGNAL TERM (3)	102 months	60 months	120 months
WAVG IO REMAINING TERM (3)	102 months	40 months	120 months
TOP STATE CONCENTRATIONS($)	CA(34.82%),FL(8.30%),AZ(6.16%),GA(4.80%),CO(4.22%)		
MAXIMUM ZIP CODE CONCENTRATION($)	34236(0.60%)		
FIRST PAY DATE		05/01/02	07/01/04
RATE CHANGE DATE		07/01/04	12/01/04
MATURITY DATE		04/01/27	06/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.
(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.
(3) Interest-Only Loans only.

GROUP 1 MORTGAGE LOANS
As Cut-off Date

IO REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
40 to 42	2	$623,057.72	0.12%
49 to 54	11	3,329,441.56	0.64
55 to 60	443	149,839,648.35	28.69
91 to 96	1	1,070,000.00	0.20
115 to 120	1,149	367,332,108.19	70.34
Total:	**1,606**	**$522,194,255.82**	**100.00%**

GROUP 2 MORTGAGE LOANS
As Cut-off Date

TOTAL CURRENT BALANCE	$193,932,313		
NUMBER OF LOANS	542		
		Minimum	**Maximum**
AVG CURRENT BALANCE	$357,808.69	$53,000.00	$2,641,641.00
AVG ORIGINAL BALANCE	$357,915.07	$53,000.00	$2,641,641.00
WAVG LOAN RATE	2.970%	2.375%	3.875%
WAVG EXPENSE FEE(1)	0.382%	0.382%	0.757%
WAVG NET LOAN RATE	2.587%	1.994%	3.494%
WAVG GROSS MARGIN	1.795%	1.250%	2.625%
WAVG MAXIMUM LOAN RATE	12.000%	12.000%	12.000%
WAVG ORIGINAL LTV	70.46%	17.06%	100.00%
WAVG EFFECTIVE LTV(2)	69.44%	9.80%	95.00%
WAVG CREDIT SCORE	737	599	822
WAVG ORIGINAL TERM	342 months	300 months	360 months
WAVG REMAINING TERM	341 months	297 months	360 months
WAV SEASONING	1 months	0 months	10 months
WAVG NEXT RATE RESET	2 months	1 months	6 months
WAVG RATE ADJ FREQ	3 months	1 months	6 months
WAVG FIRST RATE ADJ FREQ	3 months	1 months	6 months
WAVG IO ORIGNAL TERM (3)	107 months	60 months	120 months
WAVG IO REMAINING TERM (3)	107 months	50 months	120 months
TOP STATE CONCENTRATIONS($)	CA(29.32%),FL(11.82%),WA(8.82%),AZ(4.72%),TX(4.41%)		
MAXIMUM ZIP CODE CONCENTRATION($)	98074(2.22%)		
FIRST PAY DATE		09/01/03	07/01/04
RATE CHANGE DATE		07/01/04	12/01/04
MATURITY DATE		03/01/29	06/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.
(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.
(3) Interest-Only Loans only.

GROUP 2 MORTGAGE LOANS
As Cut-off Date

IO REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
50 to 54	4	$1,633,397.68	0.84%
55 to 60	110	38,791,186.40	20.00
115 to 120	428	153,507,728.56	79.16
Total:	**542**	**$193,932,312.64**	**100.00%**

GROUP 3 MORTGAGE LOANS
As Cut-off Date

		Minimum	Maximum
TOTAL CURRENT BALANCE	$208,878,116		
NUMBER OF LOANS	663		
AVG CURRENT BALANCE	$315,049.95	$42,000.00	$1,820,000.00
AVG ORIGINAL BALANCE	$315,095.19	$42,000.00	$1,820,000.00
WAVG LOAN RATE	3.163%	2.375%	4.625%
WAVG EXPENSE FEE[1]	0.382%	0.382%	1.007%
WAVG NET LOAN RATE	2.781%	1.994%	3.494%
WAVG GROSS MARGIN	1.875%	1.250%	3.375%
WAVG MAXIMUM LOAN RATE	12.009%	12.000%	15.375%
WAVG ORIGINAL LTV	70.44%	15.74%	100.00%
WAVG EFFECTIVE LTV[2]	69.97%	15.74%	95.00%
WAVG CREDIT SCORE	733	609	817
WAVG ORIGINAL TERM	347 months	300 months	360 months
WAVG REMAINING TERM	346 months	297 months	360 months
WAV SEASONING	1 months	0 months	12 months
WAVG NEXT RATE RESET	5 months	1 months	6 months
WAVG RATE ADJ FREQ	6 months	6 months	6 months
WAVG FIRST RATE ADJ FREQ	6 months	6 months	6 months
WAVG IO ORIGNAL TERM [3]	103 months	60 months	120 months
WAVG IO REMAINING TERM [3]	102 months	48 months	120 months
TOP STATE CONCENTRATIONS($)	CA(32.69%),FL(8.56%),AZ(6.75%),GA(4.83%),IL(4.40%)		
MAXIMUM ZIP CODE CONCENTRATION($)	92037(1.59%)		
FIRST PAY DATE		07/01/03	07/01/04
RATE CHANGE DATE		07/01/04	12/01/04
MATURITY DATE		03/01/29	06/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.

(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

(3) Interest-Only Loans only.

GROUP 3 MORTGAGE LOANS
As Cut-off Date

IO REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
48 to 48	1	$100,356.98	0.05%
49 to 54	3	567,364.76	0.27
55 to 60	175	59,129,875.83	28.31
109 to 114	1	247,715.59	0.12
115 to 120	483	148,832,802.97	71.25
Total:	**663**	**$208,878,116.13**	**100.00%**

SEMT04-6-Price - CF - A1 - 1 - 20 CPR Call (Y)

20 CPR
Call (Y)
LIBOR_1MO=1.17 LIBOR_6MO=1.71

Period	Date	Principal	Interest	Cash Flow	Balance
Total		500,000,000.00	61,348,592.10	561,348,592.10	
0	29-Jun-04	0	0	0	500,000,000.00
1	20-Jul-04	9,620,512.96	1,163,024.40	10,783,537.35	490,379,487.04
2	20-Aug-04	9,443,367.88	1,140,646.61	10,584,014.49	480,936,119.16
3	20-Sep-04	9,269,388.27	1,118,680.88	10,388,069.15	471,666,730.89
4	20-Oct-04	9,098,613.98	1,097,119.83	10,195,733.81	462,568,116.91
5	20-Nov-04	8,930,985.93	1,075,956.01	10,006,941.94	453,637,130.98
6	20-Dec-04	8,766,446.18	1,055,182.10	9,821,628.28	444,870,684.80
7	20-Jan-05	8,604,937.82	1,188,830.88	9,793,768.71	436,265,746.97
8	20-Feb-05	8,446,405.01	1,165,835.85	9,612,240.86	427,819,341.97
9	20-Mar-05	8,290,792.92	1,143,264.47	9,434,057.38	419,528,549.05
10	20-Apr-05	8,138,047.74	1,121,108.93	9,259,156.67	411,390,501.31
11	20-May-05	7,988,116.66	1,099,361.57	9,087,478.23	403,402,384.65
12	20-Jun-05	7,840,947.83	1,078,014.87	8,918,962.70	395,561,436.81
13	20-Jul-05	7,696,490.36	1,057,061.45	8,753,551.82	387,864,946.45
14	20-Aug-05	7,554,694.30	1,036,494.07	8,591,188.38	380,310,252.14
15	20-Sep-05	7,415,510.62	1,016,305.61	8,431,816.23	372,894,741.52
16	20-Oct-05	7,278,891.18	996,489.09	8,275,380.27	365,615,850.34
17	20-Nov-05	7,144,788.75	977,037.66	8,121,826.41	358,471,061.60
18	20-Dec-05	7,013,156.95	957,944.60	7,971,101.54	351,457,904.65
19	20-Jan-06	6,883,950.26	939,203.29	7,823,153.55	344,573,954.39
20	20-Feb-06	6,757,124.01	920,807.27	7,677,931.27	337,816,830.39
21	20-Mar-06	6,632,634.33	902,750.16	7,535,384.49	331,184,196.05
22	20-Apr-06	6,510,438.19	885,025.73	7,395,463.92	324,673,757.86
23	20-May-06	6,390,493.33	867,627.84	7,258,121.17	318,283,264.53
24	20-Jun-06	6,272,758.27	850,550.48	7,123,308.75	312,010,506.27
25	20-Jul-06	6,157,192.29	833,787.75	6,990,980.04	305,853,313.97
26	20-Aug-06	6,043,755.44	817,333.84	6,861,089.29	299,809,558.53
27	20-Sep-06	5,932,408.50	801,183.07	6,733,591.57	293,877,150.03
28	20-Oct-06	5,823,112.95	785,329.86	6,608,442.80	288,054,037.09
29	20-Nov-06	5,715,831.00	769,768.72	6,485,599.71	282,338,206.09
30	20-Dec-06	5,610,525.56	754,494.26	6,365,019.82	276,727,680.53
31	20-Jan-07	5,507,160.21	739,501.22	6,246,661.42	271,220,520.33
32	20-Feb-07	5,405,699.20	724,784.40	6,130,483.60	265,814,821.12
33	20-Mar-07	5,306,107.47	710,338.71	6,016,446.18	260,508,713.66
34	20-Apr-07	5,208,350.55	696,159.17	5,904,509.72	255,300,363.10
35	20-May-07	5,112,394.66	682,240.86	5,794,635.52	250,187,968.44
36	20-Jun-07	5,018,206.61	668,578.97	5,686,785.58	245,169,761.83
37	20-Jul-07	4,925,753.83	655,168.78	5,580,922.62	240,244,007.99
38	20-Aug-07	4,835,004.35	642,005.66	5,477,010.01	235,409,003.64

39	20-Sep-07	4,337,050.75	629,085.04	4,966,135.79	231,071,952.89
40	20-Oct-07	4,257,147.22	617,495.11	4,874,642.34	226,814,805.67
41	20-Nov-07	4,178,715.80	606,118.71	4,784,834.51	222,636,089.87
42	20-Dec-07	4,101,729.35	594,951.90	4,696,681.25	218,534,360.52
43	20-Jan-08	4,026,161.26	583,990.82	4,610,152.09	214,508,199.26
44	20-Feb-08	3,951,985.40	573,231.69	4,525,217.09	210,556,213.86
45	20-Mar-08	3,879,176.12	562,670.77	4,441,846.88	206,677,037.74
46	20-Apr-08	3,807,708.23	552,304.42	4,360,012.65	202,869,329.51
47	20-May-08	3,737,557.03	542,129.06	4,279,686.09	199,131,772.48
48	20-Jun-08	3,668,698.26	532,141.16	4,200,839.42	195,463,074.22
49	20-Jul-08	3,601,108.11	522,337.27	4,123,445.38	191,861,966.11
50	20-Aug-08	3,534,763.20	512,714.01	4,047,477.21	188,327,202.91
51	20-Sep-08	3,469,640.60	503,268.03	3,972,908.63	184,857,562.31
52	20-Oct-08	3,405,717.78	493,996.09	3,899,713.87	181,451,844.54
53	20-Nov-08	3,342,972.64	484,894.97	3,827,867.61	178,108,871.90
54	20-Dec-08	3,281,383.48	475,961.52	3,757,345.00	174,827,488.42
55	20-Jan-09	3,220,929.01	467,192.66	3,688,121.67	171,606,559.41
56	20-Feb-09	3,161,588.32	458,585.35	3,620,173.67	168,444,971.09
57	20-Mar-09	3,103,340.89	450,136.61	3,553,477.51	165,341,630.20
58	20-Apr-09	3,046,166.58	441,843.54	3,488,010.12	162,295,463.61
59	20-May-09	2,990,045.63	433,703.24	3,423,748.87	159,305,417.99
60	20-Jun-09	2,934,958.61	425,712.93	3,360,671.54	156,370,459.38
61	20-Jul-09	3,078,741.10	417,869.82	3,496,610.91	153,291,718.28
62	20-Aug-09	3,018,957.54	409,640.47	3,428,598.00	150,272,760.75
63	20-Sep-09	2,960,322.80	401,570.94	3,361,893.74	147,312,437.95
64	20-Oct-09	2,902,814.98	393,658.18	3,296,473.16	144,409,622.96
65	20-Nov-09	2,846,412.61	385,899.16	3,232,311.76	141,563,210.36
66	20-Dec-09	2,791,094.60	378,290.92	3,169,385.52	138,772,115.76
67	20-Jan-10	2,736,840.27	370,830.57	3,107,670.84	136,035,275.49
68	20-Feb-10	2,683,629.34	363,515.27	3,047,144.61	133,351,646.15
69	20-Mar-10	2,631,441.90	356,342.22	2,987,784.13	130,720,204.25
70	20-Apr-10	2,580,258.44	349,308.69	2,929,567.13	128,139,945.81
71	20-May-10	2,530,059.80	342,411.99	2,872,471.79	125,609,886.01
72	20-Jun-10	2,480,827.18	335,649.49	2,816,476.68	123,129,058.82
73	20-Jul-10	2,432,542.16	329,018.61	2,761,560.77	120,696,516.67
74	20-Aug-10	2,385,186.64	322,516.82	2,707,703.45	118,311,330.03
75	20-Sep-10	2,338,742.88	316,141.62	2,654,884.49	115,972,587.16
76	20-Oct-10	2,293,193.48	309,890.58	2,603,084.05	113,679,393.68
77	20-Nov-10	2,248,521.35	303,761.31	2,552,282.66	111,430,872.33
78	20-Dec-10	2,204,709.76	297,751.46	2,502,461.22	109,226,162.57
79	20-Jan-11	2,161,742.26	291,858.74	2,453,601.00	107,064,420.31
80	20-Feb-11	2,119,602.73	286,080.88	2,405,683.61	104,944,817.58
81	20-Mar-11	2,078,275.35	280,415.68	2,358,691.03	102,866,542.22
82	20-Apr-11	2,037,744.62	274,860.95	2,312,605.57	100,828,797.61
83	20-May-11	1,997,995.29	269,414.58	2,267,409.87	98,830,802.32
84	20-Jun-11	1,959,012.45	264,074.46	2,223,086.91	96,871,789.87
85	20-Jul-11	1,920,781.44	258,838.56	2,179,620.00	94,951,008.43
86	20-Aug-11	1,883,287.88	253,704.86	2,136,992.75	93,067,720.55
87	20-Sep-11	1,846,517.69	248,671.39	2,095,189.08	91,221,202.86

88	20-Oct-11	1,810,457.03	243,736.22	2,054,193.25	89,410,745.83
89	20-Nov-11	1,775,092.32	238,897.44	2,013,989.77	87,635,653.51
90	20-Dec-11	1,740,410.27	234,153.21	1,974,563.48	85,895,243.24
91	20-Jan-12	1,706,397.81	229,501.69	1,935,899.49	84,188,845.43
92	20-Feb-12	1,673,042.12	224,941.09	1,897,983.21	82,515,803.31
93	20-Mar-12	1,640,330.65	220,469.65	1,860,800.31	80,875,472.65
94	20-Apr-12	1,608,251.07	216,085.66	1,824,336.73	79,267,221.59
95	20-May-12	1,576,791.28	211,787.43	1,788,578.71	77,690,430.31
96	20-Jun-12	1,545,939.41	207,573.29	1,753,512.70	76,144,490.90
97	20-Jul-12	1,515,683.84	203,441.63	1,719,125.47	74,628,807.06
98	20-Aug-12	1,486,013.13	199,390.84	1,685,403.98	73,142,793.93
99	20-Sep-12	1,456,916.10	195,419.37	1,652,335.47	71,685,877.83
100	20-Oct-12	1,428,381.75	191,525.68	1,619,907.43	70,257,496.09
101	20-Nov-12	1,400,399.30	187,708.27	1,588,107.57	68,857,096.79
102	20-Dec-12	1,372,958.19	183,965.66	1,556,923.85	67,484,138.60
103	20-Jan-13	1,346,048.03	180,296.40	1,526,344.43	66,138,090.56
104	20-Feb-13	1,319,658.66	176,699.07	1,496,357.74	64,818,431.90
105	20-Mar-13	1,293,780.09	173,172.29	1,466,952.39	63,524,651.81
106	20-Apr-13	1,268,402.54	169,714.68	1,438,117.22	62,256,249.27
107	20-May-13	1,243,516.38	166,324.91	1,409,841.29	61,012,732.89
108	20-Jun-13	1,219,112.21	163,001.67	1,382,113.87	59,793,620.68
109	20-Jul-13	1,195,180.78	159,743.65	1,354,924.43	58,598,439.91
110	20-Aug-13	1,171,713.01	156,549.61	1,328,262.62	57,426,726.89
111	20-Sep-13	1,148,700.03	153,418.29	1,302,118.32	56,278,026.86
112	20-Oct-13	1,126,133.09	150,348.50	1,276,481.59	55,151,893.77
113	20-Nov-13	1,104,003.65	147,339.02	1,251,342.67	54,047,890.12
114	20-Dec-13	1,082,303.30	144,388.70	1,226,692.00	52,965,586.82
115	20-Jan-14	1,061,023.81	141,496.38	1,202,520.19	51,904,563.01
116	20-Feb-14	1,040,157.10	138,660.94	1,178,818.04	50,864,405.91
117	20-Mar-14	1,019,695.24	135,881.28	1,155,576.52	49,844,710.68
118	20-Apr-14	999,630.46	133,156.31	1,132,786.77	48,845,080.22
119	20-May-14	979,955.13	130,484.98	1,110,440.11	47,865,125.09
120	20-Jun-14	47,865,125.09	127,866.24	47,992,991.33	0

Computational Materials

$910,662,000 (Approximately)

Offered Certificates

Sequoia Mortgage Trust Series 2004-6

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer and Custodian

June 9, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

To Call

	5% CPR BEEM	50% CPR BEEM
A-1**		
Price 102.55592	119	(81)
WAL	11.30	1.26
Payment Window	Jul04 - Jul27	Jul04 - Oct07

To Maturity

	5% CPR BEEM	50% CPR BEEM
A-1**		
Price 102.55592	120	(61)
WAL	11.56	1.38
Payment Window	Jul04 - Jun34	Jul04 - Mar34

Computational Materials

$910,662,000 (Approximately)

Offered Certificates

Sequoia Mortgage Trust Series 2004-6

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer and Custodian

June 9, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

SEMT04-6-Price - Price/Yield - A1

1ml and 6ml as of Marketing

Balance	$500,000,000.00	Delay	19	WAC(3)	3.174944	WAM(3)	345
Coupon	2.791259	Dated	6/1/04	NET(3)	2.791259	WALA(3)	0
Settle	6/29/04	First Paymei	7/20/04				

Price	1	2	3	4	5	6	7	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Beem	Beem	Beem	Beem	Beem	Beem	Beem
101.81226	2.88	2.76	2.62	2.47	2.30	2.12	1.93	117	105	91	76	59	41	22
101.86226	2.87	2.74	2.60	2.45	2.28	2.09	1.90	116	103	89	74	57	38	19
101.91226	2.86	2.73	2.59	2.43	2.26	2.07	1.87	115	102	88	72	55	36	16
101.96226	2.86	2.72	2.58	2.41	2.23	2.04	1.84	115	101	87	70	52	33	13
102.01226	2.85	2.71	2.56	2.40	2.21	2.02	1.81	114	100	85	69	50	31	10
102.06226	2.84	2.70	2.55	2.38	2.19	1.99	1.78	113	99	84	67	48	28	7
102.11226	2.83	2.69	2.53	2.36	2.17	1.97	1.75	112	98	82	65	46	26	4
102.16226	2.82	2.68	2.52	2.34	2.15	1.94	1.72	111	97	81	63	44	23	1
102.21226	2.82	2.67	2.51	2.33	2.13	1.92	1.69	111	96	80	62	42	21	-2
102.26226	2.81	2.66	2.49	2.31	2.11	1.89	1.66	110	95	78	60	40	18	-5
102.31226	2.80	2.65	2.48	2.29	2.09	1.87	1.63	109	94	77	58	38	16	-8
102.36226	2.79	2.64	2.47	2.27	2.07	1.84	1.60	108	93	76	56	36	13	-11
102.41226	2.79	2.63	2.45	2.26	2.04	1.82	1.57	108	92	74	55	33	11	-14
102.46226	2.78	2.62	2.44	2.24	2.02	1.79	1.54	107	91	73	53	31	8	-17
102.51226	2.77	2.61	2.42	2.22	2.00	1.76	1.51	106	90	71	51	29	5	-20
102.56226	2.76	2.59	2.41	2.21	1.98	1.74	1.49	105	88	70	50	27	3	-22
102.61226	2.75	2.58	2.40	2.19	1.96	1.71	1.46	104	87	69	48	25	0	-25
102.66226	2.75	2.57	2.38	2.17	1.94	1.69	1.43	104	86	67	46	23	-2	-28
102.71226	2.74	2.56	2.37	2.15	1.92	1.66	1.40	103	85	66	44	21	-5	-31
102.76226	2.73	2.55	2.36	2.14	1.90	1.64	1.37	102	84	65	43	19	-7	-34
102.81226	2.72	2.54	2.34	2.12	1.88	1.61	1.34	101	83	63	41	17	-10	-37
102.86226	2.71	2.53	2.33	2.10	1.86	1.59	1.31	100	82	62	39	15	-12	-40
102.91226	2.71	2.52	2.31	2.09	1.83	1.56	1.28	100	81	60	38	12	-15	-43
102.96226	2.70	2.51	2.30	2.07	1.81	1.54	1.25	99	80	59	36	10	-17	-46
103.01226	2.69	2.50	2.29	2.05	1.79	1.52	1.22	98	79	58	34	8	-19	-49
103.06226	2.68	2.49	2.27	2.03	1.77	1.49	1.19	97	78	56	32	6	-22	-52
103.11226	2.68	2.48	2.26	2.02	1.75	1.47	1.16	97	77	55	31	4	-24	-55
103.16226	2.67	2.47	2.25	2.00	1.73	1.44	1.13	96	76	54	29	2	-27	-58
103.21226	2.66	2.46	2.23	1.98	1.71	1.42	1.11	95	75	52	27	0	-29	-60
103.26226	2.65	2.45	2.22	1.97	1.69	1.39	1.08	94	74	51	26	-2	-32	-63
103.31226	2.64	2.44	2.20	1.95	1.67	1.37	1.05	93	73	49	24	-4	-34	-66

LIBOR_1MO	1.17	1.17	1.17	1.17	1.17	1.17	1.17
LIBOR_6MO	1.71	1.71	1.71	1.71	1.71	1.71	1.71
Prepay	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Computational Materials

$910,662,000 (Approximately)

Offered Certificates

Sequoia Mortgage Trust Series 2004-6

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer and Custodian

June 9, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

	20% CPR BEEM	20% CPR BEEM	20% CPR BEEM	20% CPR BEEM	20% CPR BEEM	20% CPR BEEM
A-1**	To Call	To Call	To Call	To Maturity	To Maturity	To Maturity
Price 102.55592	63	56	42	69	62	248
WAL	3.87	3.87	3.88	4.21	4.22	4.23
Mod Dur	3.49	3.45	3.37	3.73	3.68	3.58
1ML	1.17	1.17	1.17	1.17	1.17	1.17
6ML	1.71	1.71	1.71	1.71	1.71	1.71
Libor Shock	50	100	200	50	100	200